Exhibit (a)(1)(A)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
GENTEK INC.
at
$38.00 NET PER SHARE
by
ASP GT ACQUISITION CORP.

a wholly-owned subsidiary of
ASP GT HOLDING CORP.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, OCTOBER 27, 2009, UNLESS THE OFFER IS EXTENDED.

ASP GT Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of ASP GT Holding Corp., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, no par value (the “Shares”), of GenTek Inc., a Delaware corporation (“GenTek”), at a purchase price of $38.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 28, 2009 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, the Purchaser and GenTek. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into GenTek (the “Merger”) with GenTek continuing as the surviving corporation, wholly-owned by Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of GenTek or by GenTek’s subsidiaries, Parent or the Purchaser, which Shares shall be cancelled and shall cease to exist or (ii) by stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive $38.00 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (the “HSR Condition”), and (iii) the receipt of any other required governmental approvals, the lapse of any waiting periods (or extensions thereof) and the making of any mandated filings, either unconditionally or on terms reasonably satisfactory to Parent (the “Governmental Approval Condition”). The Minimum Condition requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer together with the number of Shares (if any) then owned of record by Parent or the Purchaser or with respect to which Parent or the Purchaser otherwise has, directly or indirectly, sole voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis) and no less than a majority of the voting power of the shares of capital stock of GenTek then outstanding (determined on a fully diluted basis) and entitled to vote in the election of directors or (if a greater majority) upon the adoption of the Merger Agreement and approval of the Merger. The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The GenTek Board of Directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, are fair to, and in the best interests of, GenTek and the stockholders of GenTek, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, and (iii) recommended that the stockholders of GenTek accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

A summary of the principal terms of the Offer appears on pages S-i through S-vi. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

The Dealer Manager for the Offer is:

KeyBanc Capital Markets Inc.
127 Public Square
Cleveland, OH 44114
Telephone: (800) 859-1783

KeyBanc Capital Markets is a trade name under which corporate and investment banking products and services of KeyCorp and its subsidiaries, KeyBanc Capital Markets Inc., Member NYSE/FINRA/SIPC, and KeyBank National Association, are marketed.

September 29, 2009

IMPORTANT

If you wish to tender all or a portion of your Shares to the Purchaser in the Offer, you should either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent or the Dealer Manager. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

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SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully the Offer of Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Parent and the Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning GenTek contained herein and elsewhere in the Offer to Purchase has been provided to Parent and the Purchaser by GenTek or has been taken from or is based upon publicly available documents or records of GenTek on file with the U.S. Securities and Exchange Commission or other public sources at the time of the Offer. Parent and the Purchaser have not independently verified the accuracy and completeness of such information. Parent and the Purchaser have no knowledge that would indicate that any statements contained herein relating to GenTek provided to Parent and the Purchaser or taken from or based upon such documents and records filed with the U.S. Securities and Exchange Commission are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, no par value, of GenTek Inc.
Price Offered Per Share	$38.00 in cash, without interest thereon and less any applicable withholding taxes.
Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of Tuesday, October 27, 2009, unless the Offer is otherwise extended. See Section 1 — “Terms of the Offer.”
Purchaser	ASP GT Acquisition Corp., a wholly-owned subsidiary of ASP GT Holding Corp., a Delaware corporation.

Who is offering to buy my securities?

We are ASP GT Acquisition Corp., a Delaware corporation, formed for the purpose of making this Offer. We are a wholly-owned subsidiary of ASP GT Holding Corp., a Delaware corporation, or “Parent.” Parent is beneficially owned by American Securities Partners V, L.P., a Delaware limited partnership, American Securities Partners V(B), L.P., a Delaware limited partnership, and American Securities Partners V(C), L.P., a Delaware limited partnership (collectively, the “Sponsors”). See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Parent and the Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to the Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to ASP GT Holding Corp. alone, the term the “Purchaser” to refer to ASP GT Acquisition Corp. alone and the terms “GenTek” or the “Company” to refer to GenTek Inc.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, no par value, of GenTek on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of GenTek common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $38.00 per Share, in cash, without interest and less any applicable withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Parent, the Purchaser and GenTek have entered into an Agreement and Plan of Merger, dated as of September 28, 2009 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of the Purchaser with and into GenTek (the “Merger”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Certain Conditions of the Offer.”

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Do you have the financial resources to make payment?

Yes. We estimate that we will need approximately $450 million to purchase all of the Shares pursuant to the Offer and to consummate the Merger (which estimate includes payment in respect of outstanding in-the-money options and warrants) and to pay related fees and expenses. The Purchaser has obtained commitments from Goldman Sachs Credit Partners L.P., KeyBank National Association, GE Capital Markets Inc. and General Electric Capital Corporation for debt financing up to $330 million (of which $210 million will be used to refinance existing debt of GenTek and $30 million of which will be an unfunded revolving credit facility). The Sponsors will make equity contributions (expected to be in excess of $270 million) to the Purchaser and Parent, which, in addition to the expected $90 million of cash on hand of GenTek, will be sufficient to fund the purchase of the Shares in the Offer. Funding of the debt and equity financing is subject to the satisfaction of the conditions to the Offer and the conditions set forth in the commitment letters pursuant to which the debt and equity financing will be provided. We will only be able to complete the Offer if Parent receives the financing contemplated by the debt commitment letter and the equity commitment letter. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on Tuesday, October 27, 2009 (which is the end of the day on October 27, 2009), to tender your Shares in the Offer, unless we extend the Offer. In addition, if we are required to, by the terms of the Merger Agreement, or we otherwise decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. Other than as may be required by the Merger Agreement, we do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•	If, on or prior to the initial expiration date, the Minimum Condition, the HSR Condition or the Governmental Approval Condition (each as described below) is not satisfied or waived by Parent or the Purchaser, then, to the extent requested in writing by GenTek no less than two business days prior to the scheduled expiration date, we must extend the Offer for up to two periods each of 20 business days or less, to permit such conditions of the Offer to be satisfied; provided that we will not be required to extend the offer beyond December 31, 2009 (the “Initial Outside Date”) if any condition to the Offer has not been satisfied by the Initial Outside Date, unless on that date (i) all of the conditions to the Offer have been satisfied or waived by us, but the HSR Condition and/or the Government Approval Condition has not been satisfied or (ii) we or GenTek or our respective counsel have received comments from the Securities and Exchange Commission (the “SEC”) or its staff that remain unresolved, or, if resolved, require the Expiration Date of the Offer to be extended, in which case the Initial Outside Date will be automatically extended to January 31, 2010 (the “Extended Outside Date”).

•	The Offer will be extended for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ Global Market (“Nasdaq”) that is applicable to the Offer.

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•	If any condition of the Offer has not been satisfied or waived at the scheduled expiration date of the Offer, we may, at our discretion, extend the Offer for one or more periods.

If necessary to obtain sufficient Shares so that we hold at least 90% of the Shares, we may, at our sole discretion, choose to provide for a subsequent offering period (and one or more extensions thereof) of up to 20 business days in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended, following the time for acceptance of the tendered Shares (the “Acceptance Date”). A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered; you also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform BNY Mellon Shareowner Services, which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

If we elect to provide or extend any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	The satisfaction of the Minimum Condition. The Minimum Condition requires that the number of Shares that has been validly tendered and not properly withdrawn prior to the expiration of the Offer together with the number of Shares (if any) then owned of record by Parent or the Purchaser or with respect to which Parent or the Purchaser otherwise has, directly or indirectly, sole voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis) and no less than a majority of the voting power of the shares of capital stock of GenTek then outstanding (determined on a fully diluted basis) and entitled to vote in the election of directors or (if a greater majority) upon the adoption of the Merger Agreement and approval of the Merger;

•	The satisfaction of the HSR Condition. The HSR Condition requires the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and

•	The satisfaction of the Governmental Approval Condition. The Governmental Approval Condition requires that any other required governmental approvals have been obtained and any waiting periods (or extensions thereof) or mandated filings have lapsed or been made either unconditionally or on terms reasonably satisfactory to Parent.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive any such conditions, but we cannot, without GenTek’s consent (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, (v) amend any of the other conditions and requirements to the Offer in a manner adverse to the holders of Shares or GenTek or (vi) extend the Expiration Date in a manner other than in accordance with the Merger Agreement.

See Section 15 — “Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) follow the procedures for book-entry transfer set forth in Section 3

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of the Offer to Purchase, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired. In addition, if we have not accepted your Shares for payment by November 27, 2009, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

What does the GenTek Board think of the Offer?

The GenTek Board of Directors (the “GenTek Board”), among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, are fair to, and in the best interests of, GenTek and the stockholders of GenTek, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer and (iii) recommended that the stockholders of GenTek accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

A more complete description of the reasons of the GenTek Board’s approval of the Offer and the Merger will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that will be mailed to you by GenTek.

If a majority of the Shares are tendered and accepted for payment, will GenTek continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, GenTek no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that GenTek’s common stock will no longer be eligible to be traded through Nasdaq or other securities exchanges, there may not be an active public trading market for GenTek common stock, and GenTek may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, the Purchaser will merge with and into GenTek and all of the then outstanding Shares (other than Shares held (i) in the treasury of GenTek or by GenTek’s subsidiaries, Parent or the Purchaser, which Shares shall be cancelled and shall cease to exist or (ii) by stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes. If we accept and purchase

S-iv

Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of GenTek. Furthermore, if pursuant to the Offer or otherwise we own in excess of 90% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of GenTek.

See Section 11 — “The Merger Agreement; Other Agreements.”

If the Merger is consummated, GenTek’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger. See Section 17 — “Appraisal Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of GenTek’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, GenTek may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On September 25, 2009, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $27.00 per Share. On September 28, 2009, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $37.76 per Share. The Offer Price represents a premium of 40.2% over GenTek’s volume weighted average share price for the 20 trading days immediately preceding the public announcement of the Offer and the Merger and a premium of 40.7% over the closing price on the last full day of trading before the public announcement of the Offer and the Merger.

We encourage you to obtain a recent quotation for Shares of GenTek common stock in deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from GenTek up to a number of additional Shares sufficient to cause us (including any of our subsidiaries) to own one share more than 90% of the Shares then outstanding at a price per Share equal to the Offer Price to enable us to effect a short-form merger.  We may exercise this right after the Acceptance Date if the Minimum Condition has been satisfied. We refer to this option as the “Top-Up Option.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer, stockholders will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and do not vote in favor of the Merger, subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my employee stock options in the Offer?

The Offer is made only for Shares and is not made for any employee stock options to purchase Shares that were granted under any GenTek stock plan (“Options”). Pursuant to the Merger Agreement, each Option (vested or unvested) having an exercise price per share that is less than the Offer Price and that is outstanding immediately prior to the effective time of the Merger will be cancelled and terminated and converted at that time into the right to receive an amount in cash, without interest

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and less any applicable withholding taxes, equal to the excess of the Offer Price over the per Share exercise price of the Option for each Share subject to the Option. See Section 11 — “The Merger Agreement; Other Agreements — GenTek Stock Options.”

What will happen to my warrants in the Offer?

The Offer is made only for Shares and is not made for any warrants to purchase Shares. Pursuant to the Merger Agreement, each warrant to purchase shares that is issued, unexpired and unexercised immediately prior to the effective time of the Merger and not terminated pursuant to its terms in connection with the Merger (the “Warrants”), will entitle the holder to receive a payment in cash, less any applicable withholding taxes, equal to the excess of the Offer Price over the per Share exercise price previously subject to such Warrant for each Share previously subject to such Warrant. See Section 11 — “The Merger Agreement; Other Agreements — GenTek Warrants.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. In general, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc. at (800) 322-2885 (Toll Free) or KeyBanc Capital Markets Inc. at (800) 859-1783 (Toll Free). MacKenzie Partners, Inc. is acting as the information agent (the “Information Agent”) and KeyBanc Capital Markets Inc. is acting as the dealer manager (the “Dealer Manager”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

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To the Holders of Shares of
Common Stock of GenTek Inc.:

INTRODUCTION

We, ASP GT Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of ASP GT Holding Corp., a Delaware corporation (“Parent”), are offering to purchase all outstanding shares of common stock, no par value (the “Shares”), of GenTek Inc., a Delaware corporation (“GenTek” or the “Company”), at a price of $38.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of September 28, 2009 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, the Purchaser and GenTek. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into GenTek (the “Merger”) with GenTek continuing as the surviving corporation, wholly-owned by Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held (i) in the treasury of GenTek or by GenTek’s subsidiaries, Parent or the Purchaser, which Shares shall be cancelled and shall cease to exist or (ii) by stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 17 — “Appraisal Rights”) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements” which also contains a discussion of the treatment of stock options, warrants and restricted stock.

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The GenTek Board of Directors (the “GenTek Board”), among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, are fair to, and in the best interests of, GenTek and the stockholders of GenTek, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, and (iii) recommended that the stockholders of GenTek accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (the “HSR Condition”), and (iii) the receipt of any other required governmental approvals, the lapse of any waiting periods (or extensions thereof) and the making of any mandated filings, either unconditionally or on terms reasonably satisfactory to Parent (the “Governmental Approval Condition”). The Minimum Condition requires that the number of Shares that has been validly tendered and not properly withdrawn prior to the expiration of the Offer together with the number of Shares (if any) then owned of record by Parent or the Purchaser or with respect to which Parent or the Purchaser otherwise has, directly or indirectly, sole voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis) and no less than a majority of the voting power of the shares of capital stock of GenTek then outstanding (determined on a fully diluted basis) and entitled to vote in the election of directors or (if a greater majority) upon the adoption of the Merger Agreement and approval of the Merger. The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

GenTek has advised Parent that Moelis & Company, (“Moelis”), GenTek’s financial advisor, rendered its opinion to GenTek’s Board to the effect that, as of September 28, 2009 and based upon and subject to the factors and assumptions set forth therein, the Offer Price to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of Moelis, dated as of September 28, 2009, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, will be attached as an annex to GenTek’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the Securities and Exchange Commission (“SEC”) which will be mailed to GenTek’s stockholders by GenTek. Moelis provided its opinion for the information and assistance of GenTek’s Board in connection with its consideration of the Offer and the Merger. The opinion of Moelis does not constitute a recommendation as to whether or not you should tender Shares in connection with the Offer or how you should vote with respect to the adoption of the Merger Agreement or any other matter.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of GenTek, if required by Delaware law. Under Delaware law, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of GenTek’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of GenTek’s stockholders. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of GenTek. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer or the expiration of any subsequent offering period, the Purchaser owns at least 90% of the outstanding Shares (including Shares issued pursuant to the Top-Up Option), Parent and GenTek are required to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of Shares, in accordance with Section 253 of the Delaware General Corporation Law (as amended, the “DGCL”).

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

The Purchaser is offering to purchase all of the outstanding Shares of GenTek. According to GenTek, as of September 24, 2009, there were 10,196,370 Shares issued and outstanding (including restricted stock), 461,691 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options and 955,074 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding warrants.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Tuesday, October 27, 2009, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the HSR Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer.”

The Merger Agreement provides that we may, without the consent of GenTek, (i) extend the Offer for one or more periods if, at the Expiration Date, any condition of the Offer has not been satisfied or waived, and (ii) if necessary to obtain sufficient Shares such that Parent, the Purchaser, and their respective subsidiaries shall then hold, in the aggregate, at least 90% of the Shares (the “Short Form Threshold”), choose to provide for a subsequent offering period (and one or more extensions thereof) of up to 20 business days in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following the time for acceptance of the tendered Shares (the “Acceptance Date”). In addition, if, on or prior to the initial expiration date, the Minimum Condition, the HSR Condition or the Governmental Approval Condition has not been satisfied or waived by Parent or the Purchaser, then, to the extent requested in writing by GenTek no less than two business days prior to the scheduled expiration date, we must extend the Offer for up to two periods each of 20 business days or less, to permit such conditions of the Offer to be satisfied; provided that we will not be required to extend the offer beyond December 31, 2009 (the “Initial Outside Date”) if any condition to the Offer has not been satisfied by the Initial Outside Date, unless on that date (i) all of the conditions to the Offer have been satisfied or waived by us, but the HSR Condition and/or the

Government Approval Condition has not been satisfied or (ii) we or GenTek or our respective counsel have received comments from the Securities and Exchange Commission (the “SEC”) or its staff that remain unresolved, or, if resolved, require the Expiration Date of the Offer to be extended, in which case the Initial Outside Date will be automatically extended to January 31, 2010 (the “Extended Outside Date”). Under the Merger Agreement, we will also extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq that is applicable to the Offer.

We have agreed in the Merger Agreement that, without the consent of GenTek, we will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, (v) amend any of the other conditions and requirements to the Offer in a manner adverse to the holders of Shares or GenTek or (vi) extend the Expiration Date in a manner other than in accordance with the Merger Agreement.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive any condition to the Offer (other than the Minimum Condition, which may not be waived without GenTek’s prior consent), increase the Offer Price and/or modify the other terms of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

After the expiration of the Offer and acceptance of the Shares tendered in, and not withdrawn from, the Offer, we may decide pursuant to the Merger Agreement to provide one or more subsequent offering periods. A subsequent offering period, if included, will be an additional period of not less than three business days and up to 20 business days beginning on the next business day following the Expiration Date, during which any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer Price. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

Other than as may be required by the terms of the Merger Agreement, we do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for, Shares pursuant to the Offer, we have the option (the “Top-Up Option”), exercisable upon the terms and conditions set forth in the Merger Agreement, to purchase from GenTek up to that number of Shares equal to a number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or the Purchaser at the time of such exercise, will constitute one Share more than 90% of the Shares outstanding immediately after exercise of the Top-Up Option at a price per Share equal to the Offer Price. We may exercise the Top-Up Option after the Acceptance Date if the Minimum Condition has been satisfied.

GenTek has provided us with GenTek’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on GenTek’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not withdrawn pursuant to the Offer on or after the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable foreign antitrust, competition or merger control laws. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in goodstanding in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment.  By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of GenTek’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding.  Payments made to stockholders of GenTek in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, stockholders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after November 27, 2009.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of GenTek whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of GenTek. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. The summary applies only to stockholders of GenTek in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to stockholders who will actually or constructively (under the rules of Section 318 of the Code) own any stock of GenTek following the Offer and the Merger or to special classes of taxpayers (e.g., foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, shareholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, and shareholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction or who received Shares under GenTek’s Amended and Restated 2003 Management and Directors Incentive Plan or pursuant to the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address U.S. federal taxes other than income taxes. This summary assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction of any withholding tax) and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Market (“Nasdaq”) under the symbol “GETI.” According to GenTek, as of September 24, 2009, there were 10,196,370 Shares issued and outstanding, 461,691 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options and 955,074 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding warrants.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported by Nasdaq based on published financial sources.

	High	Low

Year Ended December 31, 2007
First Quarter	$38.00	$31.25
Second Quarter	36.39	32.76
Third Quarter	36.53	28.14
Fourth Quarter	36.09	27.96
Year Ended December 31, 2008
First Quarter	$30.08	$25.62
Second Quarter	33.15	26.89
Third Quarter	29.56	25.71
Fourth Quarter	25.56	14.35
Year Ended December 31, 2009
First Quarter	$20.36	$13.00
Second Quarter	24.91	16.34
Third Quarter (through September 25, 2009)	29.19	20.06

On September 25, 2009, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $27.00 per Share. On September 28, 2009, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $37.76 per Share. The Offer Price represents a premium of 40.2% over GenTek’s volume weighted average share price for the 20 trading days immediately preceding the public announcement of the Offer and the Merger and a premium of 40.7% over the closing price on the last full day of trading before the public announcement of the Offer and the Merger. GenTek has not declared or paid a dividend in the past two years. According to GenTek’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, GenTek currently intends to retain its earnings for use in the operation and expansion of its business and, therefore, it does not anticipate paying regular cash dividends in the foreseeable future. Additionally, GenTek’s credit facilities and the Merger Agreement directly limit the ability of GenTek to declare, set aside, make or pay any dividends. Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning GenTek.

Except as specifically set forth herein, the information concerning GenTek contained in this Offer to Purchase has been taken from or is based upon information furnished by GenTek or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to GenTek’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning GenTek, whether furnished by GenTek or contained in such documents and records, or for any failure by GenTek to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General.  GenTek is a Delaware corporation with its principal offices located at 90 East Halsey Road, Parsippany, New Jersey 07054. The telephone number for GenTek is (973) 515-0900. The following description of GenTek and its business has been taken from GenTek’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and is qualified in its entirety by reference to such Form 10-K. GenTek is a holding company whose subsidiaries manufacture industrial components and performance chemicals. GenTek operates through two primary business segments: (i) valve actuation systems and (ii) performance chemicals. The valve actuation systems segment provides precision engineered valve actuation systems and components for gasoline and diesel engines. The performance chemicals segment provides value-added chemical products to four principal markets: water treatment, chemical processing, pharmaceutical and food additives, and technology. GenTek’s products are frequently highly engineered and are important components of, or provide critical attributes to, its customers’ end products or operations.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, GenTek is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning GenTek’s directors and officers, their remuneration, stock options granted to them, the principal holders of GenTek’s securities, any material interests of such persons in transactions with GenTek and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on March 30, 2009 and distributed to GenTek’s stockholders. Such information also will be available in GenTek’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including GenTek, that file electronically with the SEC.

Financial Projections.  In connection with our due diligence review of GenTek, GenTek made available to us certain non-public and financial information about GenTek, including financial projections prepared by GenTek’s management in September 2009 with respect to the fiscal years ended December 31, 2009, 2010 and 2011.

GenTek has advised us that its financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to GenTek’s business, all of which are difficult to predict and many of which are beyond GenTek’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in GenTek’s periodic reports. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

GenTek has advised us that the financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles or “GAAP,” the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by, and are the responsibility of, GenTek’s management. Neither GenTek’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

The inclusion of the financial projections herein will not be deemed an admission or representation by GenTek or us that they are viewed by GenTek or us as material information of GenTek.

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the acquisition of GenTek by us pursuant to the Offer and the Merger. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. GenTek has neither updated or revised, nor intends to update or otherwise revise, the financial projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error.

	2009	2010	2011
	(in millions)

Sales	$503	$462	$489
Net Income	$67	$54	$49
Adjusted earnings before interest, taxes, depreciation and amortization*	$147	$121	$116

*	Non-GAAP Measure

8.	Certain Information Concerning Parent and the Purchaser.

The Purchaser is a Delaware corporation and to date has engaged in no activities, and will engage in no activities, other than those incident to its formation and the commencement of the Offer and the Merger. The Purchaser is a wholly-owned subsidiary of Parent. The office address of the Purchaser is c/o American Securities LLC, The Chrysler Center, 666 Third Avenue, New York, New York 10017. The telephone number at such office is (212) 476-8000.

Parent is a Delaware corporation and to date has engaged in no activities other than those incident to its formation and the commencement of the Offer. The office address of the Parent is c/o American Securities LLC, The Chrysler Center, 666 Third Avenue, New York, New York 10017. The telephone number at such office is (212) 476-8000.

Parent is beneficially owned by American Securities Partners V, L.P., a Delaware limited partnership, American Securities Partners V(B), L.P., a Delaware limited partnership, and American Securities Partners V(C), L.P., a Delaware limited partnership (collectively, the “Sponsors”). The office address of each Sponsor is c/o American Securities LLC, The Chrysler Center, 666 Third Avenue, New York, New York 10017. The telephone number at such office is (212) 476-8000. The Sponsors are private equity funds that invest in equity and debt securities and other business opportunities.

Each Sponsor is controlled by its general partner, American Securities Associates V, LLC (“GP”), a Delaware limited liability company. The office address of GP is c/o American Securities LLC, The Chrysler Center, 666 Third Avenue, New York, New York 10017. The telephone number at such office is (212) 476-8000. GP serves as the general partner of each Sponsor and advises each Sponsor on investment opportunities.

American Securities LLC (“Advisor”) is a Delaware limited liability company that provides investment advisory services to GP and the Sponsors. The office address of Advisor is American Securities LLC, The Chrysler Center, 666 Third Avenue, New York, New York 10017. The telephone number at such office is (212) 476-8000.

We refer to the Purchaser, Parent, the Sponsors, GP, Advisor and their respective subsidiaries and affiliates, collectively, as “AS.”

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors or managing members and executive officers of the Purchaser, Parent, GP and Advisor are listed in Schedule I to this Offer to Purchase.

During the last five years, none of AS or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of AS or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons or entities referred to Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of AS or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of GenTek, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of AS or, to the best knowledge of Parent and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with GenTek or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and GenTek or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this offer to purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

The Purchaser estimates that it will need approximately $450 million to purchase all of the Shares pursuant to the Offer and to consummate the Merger (which estimate includes payment in respect of outstanding in-the-money options and warrants) and to pay related fees and expenses. The Offer is not conditioned upon Parent’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

The Purchaser anticipates funding these payments with (i) funds contributed by the Sponsors pursuant to an equity commitment letter, dated September 28, 2009, by the Sponsors (the “Equity Commitment Letter”); (ii) funds borrowed under credit facilities committed pursuant to a commitment letter, dated September 28, 2009, by Goldman Sachs Credit Partners L.P., KeyBank National Association, GE Capital Markets, Inc. and General Electric Capital Corporation and (iii) certain cash on hand of GenTek.

Pursuant to the Merger Agreement, Parent and the Purchaser are obligated to use their reasonable best efforts to obtain the debt financing described below as promptly as practicable. In the event that any portion of the debt financing expires or terminates prior to the Merger, each of Parent and the Purchaser is obligated to promptly arrange for alternative financing to replace the debt financing contemplated by the debt commitment letter.

No alternative financing arrangements or alternative financing plans have been made in the event that the financing arrangements described below are not available as anticipated.

Equity Financing

The Sponsors will make equity contributions (expected to be in excess of $270 million) to Parent and the Purchaser, which, in addition to the expected $90 million of cash on hand of GenTek, will be sufficient to fund the purchase of the Shares in the Offer. The commitments pursuant to the Equity Commitment Letter are generally subject to the satisfaction of all of the conditions set forth in the Merger Agreement to the obligations of Parent and the Purchaser to consummate the Offer. The obligations of the Sponsors under the Equity Commitment Letter are several but not joint. The obligation to fund the equity commitment will terminate automatically upon the earlier of the consummation of the Offer and the Merger and the termination of the Merger Agreement in accordance with its terms. GenTek is a third-party beneficiary of the Equity Commitment Letter but its recourse to Parent, the Purchaser and the Sponsors is limited solely to the Parent Termination Fee.

A copy of the Equity Commitment Letter has been filed as an exhibit to the Schedule TO. Reference is made to such exhibit for a more complete description of the terms and conditions of the commitments, and such exhibit is incorporated herein by reference.

Debt Financing

The Purchaser has received a debt commitment letter, dated as of September 28, 2009 (the “Debt Commitment Letter”), from Goldman Sachs Credit Partners L.P. (“Goldman Sachs”), KeyBank National Association (together with any of its affiliates that may provide services or perform obligations under the Debt Commitment Letter, “KeyBank”), GE Capital Markets, Inc. and General Electric Capital Corporation (together with any of its affiliates that may provide services or perform obligations under the Debt Commitment Letter “GECC” and, together with Goldman Sachs, KeyBank and GE Capital Markets, Inc., the “Commitment Parties”), pursuant to which, subject to the conditions set forth therein, in connection with the Offer and the Merger, the Commitment Parties have severally, but not jointly, committed to provide (i) a $300 million term loan credit facility (which amount is subject to reduction by a portion of any proceeds received from the sale of certain potential business dispositions and certain cash of GenTek) and (ii) a $30 million revolving credit facility (collectively, the “Facilities”). Approximately $210 million of the term loan facilities will be used to refinance certain existing debt of GenTek.

The documentation governing the Facilities has not been finalized and, accordingly, the actual terms of the Facilities may differ from those described in this Offer to Purchase.

Conditions Precedent to the Debt Financing.  The availability of the initial funding under the debt financing is subject to the satisfaction or waiver of a number of conditions, including, without limitation:

•	there shall not have occurred, since December 31, 2008, a Company Material Adverse Effect (as further discussed in Section 11 — “The Merger Agreement; Other Agreements — Termination”);

•	equity contributions having been made pursuant to and in accordance with the terms of the Equity Commitment Letter;

•	the satisfactory negotiation, execution and delivery, in the discretion of the Commitment Parties, of appropriate definitive loan documents relating to the Facilities to be based upon and substantially consistent with the terms set forth in the Debt Commitment Letter and the absence of any default or event of default under such loan documents;

•	either (a)(i) the Purchaser’s acquisition of 90% or more of the outstanding Shares, (ii) the consummation of the Merger on the closing date of the Facilities and (iii) all the conditions to the consummation of the Merger and the Offer shall have been satisfied or (b) the satisfaction of the conditions to the Offer set forth in the Merger Agreement and certain specified conditions precedent to the funding obligations under the Debt Commitment Letter;

•	the receipt by Goldman Sachs of certain audited and unaudited financial information regarding GenTek and certain of its subsidiaries;

•	the existence of not more than a limited amount of indebtedness of GenTek and its subsidiaries relative to EBITDA;

•	delivery of customary legal opinions, corporate records and documents from public officials, lien searches and officer’s certificates;

•	satisfactory confirmation of repayment of existing indebtedness of GenTek and its subsidiaries (other than as agreed with the Commitment Parties);

•	receipt of all material third party and necessary governmental consents required by the Merger Agreement;

•	perfection of liens, pledges, and, subject to post-closing periods as may be necessary, mortgages on the collateral securing the Facilities;

•	delivery of certain documentation, including satisfactory commitments for title insurance, evidence of insurance, applicable solvency certificates and all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act;

•	no later than 12 days prior to the closing of the Facilities, the receipt by the Purchaser of (i) a public corporate family rating for GenTek Holding, LLC and its subsidiaries from Moody’s, (ii) a public corporate credit rating from S&P, and (iii) a credit rating for each of the Facilities from each of Moody’s and S&P;

•	certain minimum cash requirements;

•	the completion of the Internal Reorganization (as described in Section 11 — “The Merger Agreement; Other Agreements — Internal Reorganization”); and

•	certain other conditions.

A copy of the Debt Commitment Letter has been filed as an exhibit to the Schedule TO. Reference is made to such exhibit for a more complete description of the terms and conditions of the commitments, and such exhibit is incorporated herein by reference.

Roles.  Goldman Sachs has been appointed as sole lead arranger and sole bookrunner for the Facilities. Keybank has been appointed as sole syndication agent for the Facilities. GECC has been appointed as sole administrative agent for the Facilities.

Interest Rates.  The interest rates per annum applicable to the term loan credit facility will be, at the option of GenTek Holding, LLC, (i) the Base Rate plus 3.75% or (ii) the reserve adjusted Eurodollar Rate plus 4.75%. The interest rates per annum applicable to the revolving credit facility will be, at the option of GenTek Holding, LLC, (i) the Base Rate plus 3.50% or (ii) the reserve adjusted Eurodollar Rate plus 4.50%. As used in the Debt Commitment Letter, the terms “Base Rate” and “reserve adjusted Eurodollar Rate” have the meanings customary and appropriate for financings of the type described therein.

The reserve adjusted Eurodollar Rate is subject to a floor of 2.50% and the Base Rate is subject to a floor of 3.50%. In no event shall the Base Rate be less than the sum of (i) the one-month reserve adjusted Eurodollar Rate (after giving effect to the floor of the reserve adjusted Eurodollar Rate) plus (ii) the difference between the applicable stated margin for reserve adjusted Eurodollar Rate loans and the applicable stated margin for Base Rate loans.

The interest rate for the Facilities will be increased by 1.00% (allocated by Goldman Sachs in its sole discretion) if the public corporate credit ratings provided by either S&P or Moody’s on the closing of the Offer are lower than B1 and B+, respectively (in each case with a stable or better outlook).

Mandatory Prepayments and Commitment Reductions.  Subject to certain basket amounts to be negotiated in the definitive loan documents, loans under the term loan credit facility and the revolving credit facility shall be prepaid in varying proportions if GenTek or its subsidiaries effectuates asset sales, receives insurance proceeds, incurs indebtedness or has excess cash flow.

All mandatory prepayments will be without penalty or premium (except for breakage costs, if any) and will be applied, first, to the term loan facility (and applied to scheduled amortization payments in the order of their maturity); and, second, to outstanding loans (and to the permanent reduction of commitments) under the revolving credit facility.

Optional Pre-Payments and Commitment Reductions.  The term loan credit facility and the revolving credit facility may be prepaid at any time in whole or in part without premium or penalty (except for breakage costs, if any). Voluntary prepayments of the term loan facility shall be applied to scheduled amortization payments as directed by GenTek Holding, LLC.

Guarantees and Security.  The obligations of GenTek Holding, LLC will be guaranteed by each of the existing and future domestic subsidiaries of GenTek Holding, LLC (collectively, the “Subsidiary Guarantors”), the immediate parent company of GenTek Holding, LLC (“Intermediate Holdco”) and, to the extent required by Goldman Sachs in its sole discretion, any additional parent holding companies of GenTek Holding, LLC up to and including GenTek (provided, that the guarantee of GenTek, if any, shall not have recourse to the stock of GenTek Technologies Marketing Inc. (“GenTek Technologies”) after the completion of the spin-off of such entity) (together with Intermediate Holdco, “Holdco” and together with the Subsidiary Guarantors, the “Guarantors”).

The obligations of GenTek Holding, LLC and each of the Guarantors shall be secured (on a first priority basis) by valid and perfected security interests (subject to certain exceptions to be set forth in the loan documents) in (i) all assets, including without limitation, all personal, real and mixed property of GenTek Holding, LLC and the Guarantors (except as otherwise agreed to by Goldman Sachs); (ii) 100% of the capital stock of GenTek Holding, LLC and each domestic subsidiary of GenTek Holding, LLC; (iii) 65% of the capital stock of each first tier foreign subsidiary of GenTek Holding, LLC and each Guarantor; and (iv) all intercompany debt owing to GenTek Holding, LLC or a Guarantor.

Other Terms.  The term loan credit facility and revolving credit facility will contain customary representations and warranties, affirmative and negative covenants and events of default applicable to GenTek, GenTek Holding, LLC and their subsidiaries.

If the Purchaser does not consummate the Merger as a “short form” merger on the date the Offer is consummated, the Purchaser will be required to escrow all proceeds of the Facilities and all excess cash on hand that was not used by the Purchaser to consummate the Offer. All such escrowed amounts will be subject to a lien in favor of the lenders and GenTek Holding, LLC will not have access to the escrow proceeds until consummation of the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with GenTek.

•	AS is engaged in (among other activities) making investments in public and private companies. In the ordinary course of business, AS evaluates strategic opportunities for investment purposes and long-term growth potential.

•	On June 19, 2009, representatives of AS met with representatives of KeyBanc Capital Markets Inc. (“KeyBanc”), which has advised AS in connection with past matters and which introduced the possibility of a transaction involving GenTek. Following that meeting, Christopher J. Porter, a managing director at KeyBanc contacted William E. Redmond, Jr., CEO of GenTek, to advise him that AS may be interested in making a proposal to acquire all of GenTek.

•	From June 20, 2009 through June 29, 2009, representatives of AS, with the assistance of KeyBanc, conducted preliminary due diligence on GenTek, based on publicly available information.

•	On June 29, 2009, AS submitted through Mr. Porter a non-binding preliminary indication of interest to Mr. Redmond regarding an acquisition of GenTek at a price of up to $30.00 per Share. The indication of interest was, among other things, subject to the satisfactory completion of due diligence and the negotiation of mutually-acceptable transaction documentation.

•	In response to the AS proposal, on June 29, 2009, Mr. Redmond advised KeyBanc that the proposal did not adequately value the company and he saw no reason for further contact with AS.

•	From June 30, 2009 through July 7, 2009, AS performed additional due diligence on GenTek, based on publicly available information.

•	On July 7, 2009, through Mr. Porter, AS submitted a revised non-binding preliminary indication of interest to acquire GenTek at a price per Share between $35.00 and $38.00. The indication of interest was based on certain valuation assumptions that required confirmation through additional diligence, and was conditioned upon, among other things, the satisfactory completion of due diligence, the negotiation of mutually-acceptable transaction documentation and the satisfaction of any conditions set forth therein.

•	In response to the AS proposal and at AS’s request, Mr. Redmond advised Mr. Porter that he would be willing, with the concurrence of the GenTek Board, to meet with AS representatives. Representatives of GenTek indicated that they would be interested in an in-person meeting with representatives of AS to further discuss the strategic possibilities between the parties.

•	On July 17, 2009, representatives of AS, along with representatives of KeyBanc, met with Mr. Redmond in New York to discuss AS’s interest in investigating an acquisition of GenTek. KeyBanc subsequently was engaged by AS to serve as its exclusive financial advisor in connection with a possible transaction involving GenTek.

•	On July 21, 2009, GenTek and AS executed a confidentiality agreement (the “Confidentiality Agreement”) that would permit AS to access certain confidential information of GenTek to be used in connection with AS’s continuing consideration of a strategic transaction.

•	On July 22, 2009, Mr. Redmond, Thomas B. Testa, CFO of GenTek, and Robert D. Novo, Vice President and General Manager of General Chemical, met with representatives of AS and KeyBanc at the offices of AS. At the meeting, the management of GenTek presented an overview of GenTek’s business, certain key initiatives of GenTek and financial data.

•	On July 29, 2009, AS submitted a further revised non-binding preliminary indication of interest to acquire 100% of the outstanding capital stock of GenTek at a price of $37.00 per Share. The indication of interest proposed that the transaction would be financed through a combination of equity and senior debt commitments and requested that GenTek undertake exclusive negotiations with AS for 45 days. The indication of interest was conditioned upon, among other things, the satisfactory completion of due diligence, the negotiation of a mutually-acceptable transaction documentation and the satisfaction of any conditions set forth therein. Mr. Redmond advised AS that GenTek was not yet prepared to enter into exclusive negotiations with AS.

•	On August 6, 2009, AS submitted a further revised non-binding preliminary indication of interest to acquire 100% of the outstanding capital stock of GenTek at a price of $38.00 per Share. The indication of interest reiterated that the transaction would be financed through a combination of equity and senior debt commitments and again requested a 45-day period of exclusive negotiations between GenTek and AS. The indication of interest was subject to, among other things, the satisfactory completion of due diligence, the negotiation of a mutually-acceptable transaction documentation and the satisfaction of any conditions set forth therein.

•	After receiving the August 6, 2009 non-binding indication of interest, representatives of AS and representatives of GenTek discussed the most recent proposal by AS and the terms thereof. During this period, the parties negotiated the duration of the exclusivity period between them and the terms of an exclusivity agreement. On August 10, 2009, GenTek and AS executed and delivered to one another an exclusivity agreement governing the period between August 10, 2009 and September 8, 2009.

•	On August 10, 2009, representatives of AS sent an initial due diligence request list to GenTek and, on August 14, 2009, representatives of AS, including Weil, Gotshal & Manges LLP (“Weil”), counsel to AS, began to conduct documentary and other due diligence of materials made available by GenTek through e-mail correspondence.

•	On August 14, 2009, Weil received an initial draft of the Merger Agreement from Latham & Watkins LLP (“Latham”), counsel to GenTek.

•	From August 14, 2009 through August 31, 2009, representatives of AS, Weil and PriceWaterhouseCoopers LLP (“PWC”), AS’s accounting advisor, continued their due diligence investigation of GenTek. During this period, representatives of AS and PWC met with representatives of GenTek at its Parsippany headquarters to conduct accounting due diligence and participated in follow-up diligence calls and meetings regarding PWC’s accounting and tax review of GenTek. In addition, representatives of AS and Bain & Company, consultants to AS, met with representatives of GenTek at its Parsippany headquarters to conduct market diligence with respect to GenTek. On August 31, 2009, representatives of AS toured GenTek’s Augusta, Georgia site as well as its Tallahassee, Florida site to meet with each facility’s senior management team and review their respective operations. During this time, GenTek provided Weil with additional information in response to its initial information requests, and, on September 1, 2009, Weil submitted a follow-up due diligence request to GenTek.

•	On September 3, 2009, Weil provided a revised draft of the Merger Agreement to Latham, reflecting comments from AS, and the parties continued to negotiate the terms of the Merger Agreement.

•	On September 8, 2009, GenTek and AS agreed to extend the exclusivity period until September 15, 2009 in order to provide AS with sufficient time to complete diligence and to resolve any outstanding issues.

•	On September 10, 2009, representatives of AS, Weil and Latham met at Latham’s offices in New York City to discuss the draft Merger Agreement and other documentation relating to the transaction. Discussions on the Merger Agreement continued throughout the day and into the evening. In response to these discussions, on September 11, 2009, Latham delivered a revised Merger Agreement to AS and Weil.

•	In parallel to negotiation of the Merger Agreement, from the beginning of September until the execution of the Merger Agreement, representatives of AS, Weil and Goldman Sachs & Co. negotiated the Debt Commitment Letter relating to the debt financing for the Offer and Merger.

•	From September 8, 2009 through September 27, 2009, representatives of AS, Weil, PWC and other third parties engaged by AS continued their due diligence investigation of GenTek, including site visits by representatives of AS at certain facilities of GenTek and teleconferences with representatives of GenTek to address due diligence queries. On September 9, 2009, representatives of AS held a teleconference with Mr. Redmond to discuss additional diligence items. On September 14, 2009 and September 15, 2009, representatives of Weil held teleconferences with Mr. Redmond and James Imbriaco, respectively, regarding legal diligence matters.

•	On September 15, 2009, GenTek and AS agreed to further extend the exclusivity period until September 23, 2009 to provide AS with additional time to complete due diligence and for all parties to finalize the documentation relating to the transaction.

•	On September 15, 2009, representatives of AS, GenTek, Goldman Sachs, KeyBanc and GECC met at the offices of Weil to discuss the operations and performance of GenTek in the context of the proposed debt financing relating to the transaction. At this meeting, the management of GenTek presented an overview of GenTek’s business, certain key initiatives of GenTek and financial data.

•	On September 15, 2009, Latham and Weil continued to negotiate the terms of the Merger Agreement, and, in connection with these discussions, on September 15, 2009, Weil delivered a revised Merger Agreement to GenTek and Latham and requested commitments from a stockholder with a representative on the GenTek Board and certain executive officers of GenTek to support the transaction. Latham, in turn, provided Weil with a draft tender and support agreement pursuant to which certain stockholders and executive officers of GenTek would agree to tender their Shares into the Offer and support the transaction (the “Tender and Support Agreement”).

•	On September 16, 2009, AS conducted an internal review to discuss the merits of the transaction and definitively determined to proceed with the transaction at a $38.00 price per Share. On September 16, 2009, Latham submitted a revised draft of the Merger Agreement to Weil.

•	On September 17, 2009, representatives of AS met with Mr. Redmond to discuss and resolve open business terms in the Merger Agreement and relating to the transaction. A copy of the draft Equity Commitment Letter, by and among the Purchaser, Parent and the Sponsors also was circulated by Weil to Latham.

•	On September 18, 2009, Latham circulated disclosure schedules to the Merger Agreement to Weil and a revised draft of the Equity Commitment Letter and a draft reliance letter from the Sponsors addressed to GenTek (the “Reliance Letter”).

•	From September 18, 2009 through September 27, 2009, negotiations on the Merger Agreement, the disclosure schedules and related ancillary documents continued among representatives of AS, GenTek, Weil and Latham. Representatives of AS, GenTek, Weil and Latham held numerous telephone conferences to finalize documents for signing and circulated various drafts thereof. Negotiation of the Debt Commitment Letter continued between AS and Goldman Sachs & Co., along with KeyBanc and GECC as well and drafts of the Debt Commitment Letter were circulated to Latham for review.

•	From September 22, 2009 through September 27, 2009, Mr. Redmond and Mr. Vincent Opalewski held discussions with representatives of AS, Weil and Boies Schiller LLP, counsel to Mr. Redmond, regarding the terms upon which they may be prepared to continue their employment following completion of the transaction.

•	On the afternoon of September 24, 2009, Latham advised Weil that the GenTek Board held a meeting that morning, during which it unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, were fair to, and in the best interests of, GenTek and the stockholders of GenTek, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, and (iii) recommended that the stockholders of GenTek accept the Offer, tender their Shares to pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger.

•	Between September 24, 2009 and September 27, 2009, the parties finalized the terms of the Merger Agreement, the disclosure schedules and the ancillary documents related thereto as well as the Debt Commitment Letter and the employment arrangements with Messrs. Redmond and Opalewski.

•	On the morning of September 28, 2009 and prior to the opening of trading on Nasdaq, applicable representatives and affiliates of GenTek and representatives of Parent and the Purchaser executed the definitive Merger Agreement, the Debt Commitment Letter, the Equity Commitment Letter, the Reliance Letter, the Tender and Support Agreement, the employment arrangements and related documentation. Shortly thereafter, GenTek issued a press release announcing the Merger Agreement and the transactions contemplated thereby.

11.	The Merger Agreement; Other Agreements

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Parent, the Purchaser or GenTek. Such information can be found elsewhere in this Offer to Purchase.

The Offer.  The Merger Agreement provides for the commencement of the Offer by the Purchaser as promptly as practicable, but in no event later than October 9, 2009. The Offer was commenced on September 29, 2009. The obligations of the Purchaser to (and the obligations of Parent to cause the Purchaser to) accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction or waiver of certain conditions that are described in Section 15 — “Certain Conditions of the Offer.” The Merger Agreement provides that each GenTek stockholder who validly tenders Shares in the Offer will receive $38.00 for each Share tendered, net to the stockholder in cash, without interest (less applicable withholding taxes). The Purchaser expressly reserves the right to increase the Offer Price, to waive any condition to the Offer and/or modify the terms of the Offer, except that without the consent of GenTek, the Purchaser shall not (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the maximum number of Shares to be purchased in the Offer; (iv) amend or waive the Minimum Condition; (v) amend any of the other conditions and requirements to the Offer in a manner adverse to the holders of Shares or GenTek; or (vi) extend the Expiration Date in a manner other than in accordance with the Merger Agreement.

Extensions of the Offer/Subsequent Offering Period.  The Merger Agreement provides that the Purchaser may, in its sole discretion and without the consent of GenTek, (i) subject to GenTek’s rights to terminate the Merger Agreement, extend the

Offer for one or more periods if, at the scheduled expiration date, any condition of the Offer has not been satisfied or waived and (ii) if necessary to obtain sufficient Shares such that Parent, the Purchaser, and their respective subsidiaries shall then hold, in the aggregate, at least 90% of the Shares (the “Short Form Threshold”), choose to provide for a subsequent offering period (and one or more extensions thereof) of at least three and up to 20 business days in accordance with Rule 14d-11 promulgated under the Exchange Act, following the Acceptance Date. In addition, if, on or prior to the initial expiration date, the Minimum Condition, the HSR Condition or the Governmental Approval Condition has not been satisfied or waived by Parent or the Purchaser, then, to the extent requested in writing by GenTek no less than two business days prior to the scheduled Expiration Date, the Purchaser must extend the Offer for up to two periods each of 20 business days or less, to permit such conditions of the Offer to be satisfied; provided that the Purchaser will not be required to extend the offer beyond the Initial Outside Date if any condition to the Offer has not been satisfied by the Initial Outside Date, unless on that date (i) all of the conditions to the Offer have been satisfied or waived by Parent and the Purchaser, but the HSR Condition and/or the Government Approval Condition has not been satisfied or (ii) Parent, the Purchaser, GenTek or their respective counsel have received comments from the Securities and Exchange Commission (“SEC”) or its staff that remain unresolved, or, if resolved, require the Expiration Date of the Offer to be extended, in which case the Initial Outside Date will be automatically extended by 30 days to the Extended Outside Date.

Top-Up Option.  GenTek granted the Purchaser an irrevocable option to purchase from GenTek the number of shares of GenTek common stock (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent or the Purchaser at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of Shares pursuant to the exercise of the Top-Up Option. The exercise price for each Share acquired in the Top-Up Option is equal to the Offer Price. The Merger Agreement provides that the Top-Up Option will not be exercisable until after the Acceptance Date (and satisfaction of the Minimum Condition) and unless immediately after such exercise the Purchaser and Parent would own more than 90% of the Shares then outstanding and in no event will the Top-Up Option be exercisable for a number of Shares in excess of GenTek’s authorized and unissued Shares. The aggregate purchase price payable for the Shares being purchased by the Purchaser pursuant to the Top-Up Option will be payable, at the option of Parent, either in cash or by delivery of a promissory note. The Purchaser may exercise the Top-Up Option after the Acceptance Date if the Minimum Condition has been satisfied.

The Merger.  The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), the Purchaser will be merged with and into GenTek, with GenTek being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of the Purchaser will cease, and GenTek will continue as the Surviving Corporation, wholly-owned by Parent. The directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation.

Pursuant to the Merger Agreement, at the Effective Time, each Share held in treasury by GenTek or owned of record by any subsidiary of GenTek and each Share that is owned by Parent or the Purchaser or any of their respective wholly-owned Subsidiaries shall be cancelled and shall cease to exist, without any conversion thereof and no payment shall be made with respect thereto.

Each Share issued and outstanding immediately prior to the Effective Time (other than Company Dissenting Shares (as defined below) and Shares to be cancelled in accordance with the preceding paragraph) shall be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof in accordance with the terms of the Merger Agreement as described herein. At the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of any such Share immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand, and who properly demands, appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the Delaware General Corporations Law (as amended, the “DGCL”) (such Section, “Section 262” and, such Shares, “Company Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration and shall instead represent the right to receive payment of the fair value of such Company Dissenting Shares in accordance with, and to the extend provided by, Section 262 (and, at the Effective Time, such Company Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the fair value of such Company Dissenting Shares in accordance with Section 262). If any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Company Dissenting Shares shall cease and such Company Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration (without interest thereon and less any applicable withholding taxes).

GenTek Stock Options.  The Merger Agreement provides that prior to the Effective Time, the GenTek Board will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each unexpired and unexercised option to purchase Shares (the “Company Options”), under any equity incentive plan of GenTek (the “Company Stock Plans”), including GenTek’s Amended and Restated 2003 Management and Directors Incentive Plan, or any other plan, agreement or arrangement, whether or not exercisable or vested, will be cancelled and each former holder of any such cancelled Company Option will receive at the Effective Time, in consideration of the cancellation of such Company Option and in settlement therefore, a payment in cash of an amount equal to the product of (i) the total number of Shares previously subject to such Company Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Company Option (the “Option Payment”) (less any applicable withholding taxes). From and after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment, if any, of the Option Payment.

GenTek Restricted Stock.  The Merger Agreement provides that immediately prior to the Effective Time, each unvested Share subject to forfeiture restrictions, repurchase rights or other restrictions under the Company Stock Plans or any other plan agreement or arrangement (“Restricted Stock”) shall vest in full and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such Restricted Stock shall lapse and the Restricted Stock shall be converted into the right to receive the Merger Consideration, without interest (less any applicable withholding taxes).

GenTek Warrants.  The Merger Agreement provides that at the Effective Time, each warrant to purchase Shares that is issued, unexpired and unexercised immediately prior to the Effective Time (the “Warrants”) and not terminated pursuant to its terms in connection with the Merger shall, in accordance with its terms, entitle the holder thereof to receive a payment in cash of an amount equal to the product of (i) the total number of Shares previously subject to such Warrant and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Warrant (such amounts are referred to as the “Warrant Payments”) (less any applicable withholding taxes).

Representations and Warranties.  In the Merger Agreement, GenTek has made customary representations and warranties to Parent and the Purchaser, including representations relating to: organization and qualification of GenTek; organization, existence and good standing of GenTek’s subsidiaries; GenTek’s capitalization; authorization with respect to the Merger Agreement; no conflicts with or consents required in connection with the Merger Agreement; required filings and consents; GenTek’s compliance with laws; GenTek’s SEC filings and financial statements; GenTek’s internal controls; absence of undisclosed liabilities; absence of material adverse effect or certain changes or events; employee benefit and employment matters plans; labor matters; material contracts; legal proceedings; environmental matters; intellectual property; tax matters; insurance; assets; real property; interested party transactions; opinion of financial advisors; information supplied; the required vote; and brokers.

In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to GenTek, including representations relating to: organization and qualification; authorization with respect to the Merger Agreement; no conflicts with or consents required in connection with the Merger Agreement; required filings and consents; legal proceedings; information supplied; ownership of Shares; availability of funds; ownership of the Purchaser; management arrangements; brokers; and investigation by Parent and the Purchaser.

The representations and warranties will not survive consummation of the Merger.

Operating Covenants.  The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, except as set forth in GenTek’s disclosure schedule, as expressly required pursuant to the Merger Agreement or unless consented to by Parent in writing (in its sole discretion, except with respect to certain covenants, which consent shall not be unreasonably withheld, delayed or conditioned with respect to certain covenants), GenTek and its subsidiaries shall (i) conduct its operations in all material respects in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to keep available the services of the current officers of GenTek and each GenTek subsidiary and preserve the goodwill and current relationships of GenTek and each GenTek subsidiary with customers, suppliers and other persons with which GenTek or any GenTek subsidiary has significant business relations and (iii) use commercially reasonable efforts to preserve substantially intact its business organization.

From the date of the Merger Agreement to the Effective Time, GenTek is subject to customary operating covenants and restrictions, including restrictions relating to the amendment of charter documents and bylaws; the amendment or modification of any warrants, restricted stock plans or options; the redemption, purchase or acquisition of equity interests; the issuance, sale, pledge disposal, grant or transfer of stock, options, warrants or other equity interests of GenTek and its subsidiaries; the sale, pledge, disposal, transfer or encumbrance of material property or material assets; the declaration, setting aside or payment of dividends or other distributions; the reclassification, combination, split, amendment, redemption or purchase of capital stock, other equity interests or securities of GenTek; mergers or consolidations; the acquisition of equity interests or assets of another person, other than for consideration not in excess of limits specified in the Merger Agreement; the incurrence or cancellation of indebtedness; making loans, advances or capital contributions; the termination, cancellation, transfer or assignment of any GenTek material contract; the making of certain capital expenditures; increase compensation or benefits or grant severance rights to any director, officer or certain employees or establish collective bargaining agreements or waive performance or vesting criteria under GenTek benefits plan; the payment, discharge, settlement or satisfaction of certain liabilities, obligations or liens; changes in accounting policies; tax issues; collective bargaining agreements and the creation of subsidiaries.

In addition to the limitations on the operation of GenTek between the date of the Merger Agreement to the Effective Time set forth above, the Merger Agreement requires that GenTek and its subsidiaries enter into agreements with the Purchaser, pursuant to which they will lend to the Purchaser or place in escrow all of the cash and cash equivalents on hand of GenTek and its subsidiaries prior to the Acceptance Date (other than certain amounts required to remain at GenTek by the Debt Commitment Letter). As a result of these lending requirements and the operating limitations on GenTek between the date of the Merger Agreement and the Effective Time, GenTek and its subsidiaries will have a finite amount of cash available for certain specified operating purposes prior to the Effective Time.

Stockholders Meeting.  The Merger Agreement provides that, if following the Acceptance Date and any subsequent offering period, the Short Form Threshold has not been reached and the Purchaser has not exercised the Top-Up Option, GenTek shall prepare a proxy statement or information statement for the Special Meeting (defined below) (the “Proxy Statement”) relating to the Merger and the Merger Agreement, with the intention that the Proxy Statement be filed with the SEC, and after clearance from the SEC, printed and mailed to the stockholders of GenTek as promptly as practicable following the Acceptance Date and any subsequent offering period.

The Merger Agreement provides that GenTek will, if the adoption of the Merger Agreement by GenTek’s stockholders is required by law in order to consummate the Merger, as soon as practicable after the later of the Acceptance Date and the expiration of any subsequent offering period, in consultation with Parent, duly set a record date for and, after receipt of SEC clearance of the Proxy Statement, call and give notice of a special meeting of its stockholders (the “Special Meeting”) for the purpose of approving and adopting the Merger Agreement and the transactions contemplated thereby and convene and hold the special meeting and as promptly as practicable after the Acceptance Date, file the Proxy Statement with the SEC and, after clearance from the SEC, cause the Proxy Statement to be printed and mailed to the stockholders of GenTek.

At the Special Meeting or any postponement or adjournment thereof, Parent shall vote, or cause to be voted, all of the Shares then owned of record by Parent or the Purchaser or with respect to which Parent or the Purchaser otherwise has, directly or indirectly, sole voting power in favor of the adoption of the Merger Agreement and approval of the Merger and deliver or provide, in its capacity as stockholder of GenTek, any other approvals that are required by applicable law to effect the Merger.

No Solicitation Provisions.  The Merger Agreement provides that during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. (New York time) on the date that is 45 days after the public announcement of the transaction (the “Solicitation Period End Date”), GenTek may (i) solicit, initiate or encourage any Acquisition Proposal (as defined below) or any inquiries, proposals or offers that may lead to an Acquisition Proposal and (ii), subject to compliance with certain restrictions, participate in discussions or negotiations regarding, furnish to any person information with respect to, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal. During this period, prior to providing material non-public information to any third party, GenTek must execute a confidentiality agreement with provisions no more favorable to such person than those confidentiality provision contained in the confidentiality agreement with Parent. GenTek also must promptly provide to Parent any material non-public information concerning GenTek or its subsidiaries that was not previously provided to Parent.

The Merger Agreement provides that, as of the Solicitation Period End Date, GenTek shall, and shall cause its subsidiaries and shall direct their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to (i) immediately cease any solicitation, encouragement, discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any person in respect of an Acquisition Proposal and (iii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its affiliates or representatives is a party with respect to any Acquisition Proposal and shall enforce the provisions of any such agreement. The Merger Agreement also provides that during the period beginning on the Solicitation Period End Date and continuing until the Effective Time or, if earlier, the termination of the Merger Agreement, GenTek shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any Representative to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing information), or knowingly take any other action designed or reasonably likely to facilitate or encourage, any inquiry with respect to, or the making, submission or announcement of, any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) participate in any discussions or negotiations (including by way of furnishing information) regarding an Acquisition Proposal, or furnish any non-public information or access to its properties, books, records or personnel to, any person that has made or, to the Company’s knowledge, is considering making an Acquisition Proposal, (iii) make a Change of Recommendation (as defined below), (iv) enter into any letter of intent or agreement in principle or any agreement providing for any Acquisition Proposal (except for confidentiality agreements otherwise permitted by the Merger Agreement) or (v) resolve, propose or agree to any of the foregoing.

The Merger Agreement provides that any time from the Solicitation Period End Date and continuing until the earlier of the Acceptance Date and the termination of the Merger Agreement, subject to GenTek’s compliance with the non-solicitation provisions, if GenTek receives an unsolicited bona fide written Acquisition Proposal (i) which (a) constitutes a Superior Proposal (as defined below) or (b) which GenTek’s Board determines in good faith could reasonably be expected to result in a Superior Proposal and (ii) GenTek’s Board determines in good faith, after consultation with GenTek’s legal counsel that the failure of GenTek’s Board to take the actions set forth in clauses (x) and (y) below with respect to such Acquisition Proposal would be inconsistent with the directors’ exercise of their fiduciary obligations to GenTek’s stockholders under applicable law, then GenTek may: (x) furnish non-public information to the third party making such Acquisition Proposal (if, and only if, prior to furnishing such information, GenTek receives from the third party an executed confidentiality agreement with confidentiality provisions no more favorable to such person than those confidentiality provisions contained in the confidentiality agreement between GenTek and Parent) and (y) engage in discussions or negotiations with such third party with respect to such Acquisition Proposal.

GenTek shall promptly, and in any event within 24 hours, notify Parent if GenTek, its subsidiaries or its or their Representatives receives (i) any Acquisition Proposal or (ii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. GenTek shall notify Parent promptly and in any event within 24 hours, of the identity of such Person and provide a written copy of such Company Acquisition Proposal, inquiry or request and keep Parent reasonably informed on a current basis (and in any event within 24 hours) after the occurrence of any changes or developments of any Acquisition Proposal, inquiry or request.

As used in the Merger Agreement, “Acquisition Proposal” means any inquiry, offer or proposal made by any Person or group of Persons (other than a proposal or offer by Parent or any of its Subsidiaries) relating to, or that would reasonably be expected to lead to, in one transaction or a series of transactions, a (a) merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving GenTek or any GenTek Subsidiary, (b) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of GenTek (including equity interests of a GenTek Subsidiary) or any GenTek Subsidiary representing 15% or more of the consolidated assets, net revenues or net income of GenTek and GenTek Subsidiaries, (c) issuance or sale or other disposition (including by way of merger, tender offer, consolidation, business combination, share exchange, recapitalization, joint venture or similar transaction) of 15% or more of the equity interests (by vote or value) of GenTek, (d) transaction in which any Person will acquire beneficial ownership or the right to acquire beneficial ownership or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of 15% or more of the Equity Interests (by vote or value) of GenTek or (e) any combination of the foregoing (in each case, other than the Offer and the Merger).

As used in the Merger Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to 15% shall be replaced by 90%) made by a third party on terms that the GenTek Board determines in good faith, after consultation with GenTek’s financial advisors and outside legal counsel, and taking into account all relevant factors, (a) if accepted, is reasonably likely to be consummated on the terms proposed and (b) if consummated, would be more favorable to GenTek and its stockholders from a financial point of view than the transactions contemplated by the Merger Agreement, including the Merger and the Offer.

Change of Recommendation.  Pursuant to a meeting duly called and held, the GenTek Board, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, are fair to, and in the best interests of, GenTek and the stockholders of GenTek, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, and (iii) recommended that the stockholders of GenTek accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger (the “Company Board Recommendation”). The GenTek Board may withdraw, modify or amend the Company Board Recommendation in certain circumstances as summarized herein and as specified in detail in Section 5.4(e) of the Merger Agreement.

Pursuant to the Merger Agreement, except as described below, neither the GenTek Board nor any committee thereof shall (i) change, qualify, withdraw or modify, or propose publicly to change, qualify, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation, (ii) approve, adopt or recommend, or propose publicly to approve, adopt or recommend, any Acquisition Proposal, (iii) make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer, (iv) exempt any person from the restrictions contained in any state takeover or similar laws, including Section 203 of the DGCL, any action described in clause (i), (ii), (iii) or (iv) being referred to as a “Change of Recommendation” or (v) enter into or authorize GenTek to enter into any letter of intent, merger, acquisition, or similar agreement with respect to any Acquisition Proposal other than any confidentiality agreement to be entered into by GenTek (each a “Company Acquisition Agreement”).

Under the Merger Agreement, at any time prior to the Acceptance Date, the GenTek Board may, in response to a Superior Proposal that has not been withdrawn or abandoned, make either (i) a Change of Recommendation if the GenTek Board has concluded in good faith that the failure of the GenTek Board to effect a Change of Recommendation would be inconsistent with the directors’ exercise of their fiduciary obligations to the stockholders of GenTek under applicable law and/or (ii) terminate the Merger Agreement to enter into a Company Acquisition Agreement with respect to such Superior Proposal (a “Superior Termination”); provided that GenTek may not effect such Change of Recommendation or a Superior Termination, in each case in connection with a Superior Proposal, unless both of the following conditions have been met: (i) GenTek shall have provided prior written notice to Parent, at least 48 hours or such greater time as necessary to include one entire business day (ending at midnight) in advance (the “Notice Period”), of its intention to effect a Change of Recommendation and/or Superior Termination in response to such Superior Proposal, which notice shall in addition specify the material terms and conditions (including price) of any such Superior Proposal (including the identity of the Person or group of Persons making the Superior Proposal), and contemporaneously with providing such notice shall have provided a copy of the relevant proposed acquisition agreement and other material documents related thereto with the party making such Superior Proposal; and (ii) prior to effecting such Change of Recommendation and/or Superior Termination in response to a Superior Proposal, GenTek shall, and shall cause its legal and financial advisors to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments to the terms and conditions the Merger Agreement so that such Superior Proposal ceases to constitute a Superior Proposal.

Reasonable Best Efforts to Consummate the Merger; Regulatory Filings.  GenTek and Parent agreed in the Merger Agreement to use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable, (ii) obtain from any governmental entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or GenTek or any of their respective subsidiaries, or to avoid any action or proceeding by any governmental entity (including, without limitation, those in connection with the HSR Act), in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated therein and (iii) as promptly as reasonably practicable, and in any event within 15 business days after the date of the Merger Agreement, make all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement, the Offer and the Merger required under the Exchange Act (and any other applicable federal or state securities laws), the HSR Act (with a request for early termination under the HSR Act) and any other applicable law. GenTek and Parent also agreed to give any notices to third parties and use commercially reasonable efforts to obtain any third party consents necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, required to prevent a material adverse effect from occurring to GenTek prior to or after the Effective Time and certain specified third party consents.

Additionally, Parent, the Purchaser and GenTek each agreed to: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental entity with respect to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding and (iii) promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other governmental entity regarding the Offer or the Merger. Parent, the Purchaser and GenTek also agreed to use their respective reasonable best efforts to resolve any objections that may be asserted by any governmental entity with respect to the transactions contemplated by the Merger Agreement and to use their reasonable best efforts to cause the Closing to occur as promptly as practicable, including by defending against any lawsuits, actions or proceedings, judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated thereby, and seeking to have any restraint or prohibition entered or imposed by any court or other governmental entity that is not yet final and nonappealable vacated or reversed. Notwithstanding the foregoing, neither Parent nor GenTek will be required to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their businesses in a specified manner, or enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to the assets, operations or conduct of their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Parent, GenTek or their subsidiaries or affiliates.

Employment and Employee Benefits.  For a period of one year following the Effective Time, Parent will provide to employees of GenTek (and its subsidiaries) who are retained by Parent, with (i) base salary or wages, (ii) bonus opportunity and (iii) benefits that are no less favorable in the aggregate (not including any value attributable to equity-based compensation or change of control benefits) than the base salary or wages, bonus opportunity and benefits provided to such GenTek employee on the date of the Merger Agreement.

Parent will ensure that, as of the Closing Date, each GenTek employee receives full credit (for all purposes, including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding accrual under defined benefit plans) for service with GenTek and GenTek Subsidiaries under each of the comparable employee benefit plans, programs and policies of Parent, the Surviving Corporation or the relevant subsidiary, as applicable, in which such GenTek Employee becomes a participant.

Parent will, or will cause the Surviving Corporation or the relevant subsidiary to credit to GenTek employees the amount of vacation time that such employees had earned under any applicable vacation plan or policy of GenTek or its subsidiaries as of the Closing Date.

Indemnification and Insurance.  The Merger Agreement provides that for a period of six years from and after the Effective Time, the Surviving Corporation shall to the fullest extent permissible under applicable provisions of the DGCL indemnify and hold harmless all past and present directors, officers and employees of GenTek entitled to indemnification (the “Covered Persons”) to the same extent such Persons are indemnified as of the date of the Merger Agreement for acts or omissions in their capacity as directors, officers or employees of GenTek or any GenTek Subsidiary occurring at or prior to the Effective Time.

For a period of six years from and after the Effective Time, the Surviving Corporation shall maintain for the benefit of GenTek’s directors and officers, as of the date of this Agreement and as of the Effective Time, who are covered by the directors’ and officers’ liability insurance policy maintained by GenTek, an insurance and indemnification policy that provides coverage for actions or omissions of such officers and directors prior to the Effective Time in their capacities as such (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than GenTek’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage (“Equivalent Coverage”). GenTek may, after prior consultation with Parent, purchase six year “tail” prepaid policies prior to the Effective Time which provide such directors and officers with Equivalent Coverage.

State Takeover Laws.  The Merger Agreement provides that if any “fair price,” “business combination” or other anti-takeover law becomes or is deemed to be applicable to GenTek, Parent or the Purchaser, the Offer, the Merger, the Top-Up Option or any transaction contemplated by the Merger Agreement, then the GenTek Board shall take all action necessary to render such law inapplicable to the foregoing and the parties shall use commercially reasonable efforts to take such actions as are reasonably necessary so that the transactions contemplated thereunder may be consummated as promptly as practicable on the terms contemplated thereby.

Financing.  Parent and the Purchaser have agreed to use their reasonable best efforts to do all things necessary, proper and advisable to maintain in effect the financing and the financing commitments, enter into definitive agreements with respect to the financing and the financing commitments, and consummate the financing at or prior to the Acceptance Date. Parent and the Purchaser will provide GenTek with copies of all final documents relating to the financing. GenTek has agreed to, and to cause its subsidiaries to, reasonably cooperate with Parent and the Purchaser in connection with the financing during the period from the date of the Merger Agreement until the closing date of the Merger. Parent and the Purchaser must reimburse GenTek for documented out-of-pocket expenses incurred by GenTek in connection with such cooperation promptly upon request.

In the event that any portion of the financing or financing commitments expire or terminate prior to the closing of the Merger, Parent and the Purchaser have agreed to (A) promptly notify GenTek, and (B) promptly arrange for alternate financing.

Rule 14(d)-(10)(d) Matters.  The Merger Agreement provides that, prior to the Acceptance Date, GenTek will take all steps that may be required to cause each agreement, arrangement or understanding entered into by GenTek or its subsidiaries on or after the date of the Merger Agreement with any of GenTek’s officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14(d)-10(d) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in such Rule.

Stockholder Litigation.  GenTek has agreed to give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against GenTek or its officers or directors relating to the transactions contemplated by the Merger Agreement, and no such settlement will be agreed to without Parent’s prior written consent.

Directors and Officers.  The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will become the directors of the Surviving Corporation. The officers of GenTek immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

Conditions to the Merger.  The Merger Agreement provides that the obligations of GenTek, Parent and the Purchaser to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following: (i) the adoption of the Merger Agreement and the approval of the Merger by a requisite vote of GenTek stockholders, if required by applicable law, (ii) the Purchaser shall have accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer and (iii) the consummation of the Merger shall not then be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling(whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other governmental authority and no law shall be in effect or have been enacted, promulgated or deemed applicable to the Merger by any governmental authority which prevents or prohibits consummation of the Merger.

Termination.  The Merger Agreement may be terminated and the Merger may be abandoned, whether before or after obtaining the GenTek stockholder approval, as follows (the date of any such termination, the “Termination Date”):

a) by mutual written consent of Parent and GenTek at any time prior to the Acceptance Date;

b) by GenTek, if Parent or the Purchaser fails to commence the Offer by October 9, 2009; provided that the right to terminate the Merger Agreement will not be available to GenTek in the case of (i) a Company Material Adverse Effect occurring or (ii) GenTek failing to comply with its obligations related to the preparation for the Offer, in each case on or before October 9, 2009;

c) by either GenTek or Parent, if the Offer expires as a result of the non-satisfaction of any condition to the Offer or is terminated or withdrawn pursuant to its terms without any Shares being purchased; provided that this right to terminate shall not be available to any party whose material breach of the Merger Agreement has been the cause of or resulted in the non-satisfaction of any condition to the Offer or the termination or withdrawal of the Offer without any Shares being purchased;

d) by GenTek or Parent, if any court of competent jurisdiction or other governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting (i) prior to the Acceptance Date, the acceptance for payment of, or payment for, Shares pursuant to the Offer or (ii) prior to the Effective Time, the Merger, and such order, decree, ruling or other action shall have become final and nonappealable;

e) by Parent, at any time prior to the Acceptance Date if (i) the GenTek Board has failed to include the Company Board Recommendation in the Schedule 14d-9 or a Change of Recommendation shall have occurred or been publicly proposed, (ii) GenTek or the GenTek Board endorses, approves, adopts or recommends any Acquisition Proposal or (iii) the GenTek Board or any committee thereof has resolved to take any of the actions described in subsections (i) and (ii) above;

f) by GenTek to enter into a Company Acquisition Agreement with respect to a Superior Proposal, in accordance with Section 5.4(e) of the Merger Agreement and as described in “Change of Recommendation” above; provided that GenTek has complied with Section 5.4 of the Merger Agreement and that it simultaneously pays to Parent the applicable Termination Fee in accordance with the Merger Agreement;

g) by Parent, at any time prior to the Acceptance Date if: (i) there shall be an Uncured Inaccuracy (as defined the Merger Agreement) in any representation or warranty of GenTek contained in the Merger Agreement or breach of any covenant of GenTek contained in the Merger Agreement, in any case, such that any of certain specified conditions to the Offer are not or would reasonably be likely not to be satisfied, (ii) Parent shall have delivered to GenTek written notice of such Uncured Inaccuracy or breach and (iii) either such Uncured Inaccuracy or breach is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to GenTek and such Uncured Inaccuracy or breach shall not have been cured in all material respects; provided that Parent shall not be permitted to terminate the Merger Agreement if: (A) any material covenant of Parent or the Purchaser contained in the Merger Agreement shall have been breached in any material respect, and such breach shall not have been cured in all material respects or (B) there shall be an Uncured Inaccuracy in any representation or warranty of Parent or the Purchaser contained in the Merger Agreement;

h) by GenTek, at any time prior to the Acceptance Date if: (i) there shall be an Uncured Inaccuracy in any representation or warranty of Parent or the Purchaser contained in the Merger Agreement or breach of any covenant of Parent or the Purchaser contained in the Merger Agreement that shall have had or is reasonably like to have, individually or in the aggregate, a material adverse effect upon Parent’s or the Purchaser’s ability to consummate the Offer or the Merger, (ii) GenTek shall have delivered to Parent written notice of such Uncured Inaccuracy or breach and (iii) either such Uncured Inaccuracy or breach is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to Parent and such Uncured Inaccuracy or breach shall not have been cured in all material respects; provided that Parent shall not be permitted to terminate the Merger Agreement if: (A) any material covenant of GenTek contained in the Merger Agreement shall have been breached in any material respect, and such breach shall not have been cured in all material respects or (B) there shall be an Uncured Inaccuracy in any representation or warranty of GenTek contained in the Merger Agreement; or

i) by either GenTek or Parent, if the Acceptance Date has not occurred on or before the Initial Outside Date or, if applicable, the Extended Outside Date; provided that GenTek cannot terminate the Merger Agreement prior to the expiration of any applicable Notice Period.

Purchaser commenced the Offer on September 29, 2009 and therefore the termination right under (b) is no longer applicable.

As used in the Merger Agreement, “Company Material Adverse Effect” means any change, event, development, condition, occurrence or effect that, individually or in the aggregate, has or would reasonably be expected to result in any change or effect, that is materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of GenTek and its subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which GenTek and its subsidiaries conduct business (except to the extent that GenTek or a subsidiary is disproportionately adversely affected relative to other participants in the industries in which GenTek or such subsidiary participates), (b) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, (c) conditions (or changes therein) in any industry or industries in which GenTek operates to the extent that such conditions do not disproportionately have a greater adverse impact on GenTek and its subsidiaries, taken as a whole, relative to other companies operating in such industry or industries, (d) any change attributable to the negotiation, execution, announcement, pendency or pursuit of the transactions contemplated thereby, including the Offer and the Merger, including any litigation resulting therefrom, any cancellation of or delays in customer orders, any reduction in sales and any disruption in supplier, distributor, partner or similar relation ships, (e) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of the Merger Agreement,

(f) any hurricane, earthquake, flood, natural disaster, or other force majeure event, (g) changes in GAAP or (h) a decline in the price of GenTek’s common stock on the Nasdaq or any other market in which such securities are quoted for purchase and sale (it being understood that the facts and circumstances giving rise to such decline may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)-(g) of the definition).

Termination Fee.  The Merger Agreement contemplates that the certain termination fees will be payable to the parties under certain circumstances, as follows:

a) If the Merger Agreement is terminated prior to, on or after the Solicitation Period End Date by Parent pursuant to paragraph (e) under “Termination” above, then GenTek shall pay to Parent within two business days following such termination a termination fee of $10,000,000 in cash plus an amount equal to Parent and the Purchaser’s documented out-of-pocket fees and expenses incurred in connection with the Merger Agreement, the Offer and the Merger not to exceed $2,000,000 (the “Expense Reimbursement Fee” and with the $10,000,000, the “Company Termination Fee”).

b) If the Merger Agreement is terminated prior to, on or after the Solicitation Period End Date by GenTek pursuant to paragraph (f) under “Termination” above, then GenTek shall pay to Parent in advance of or concurrently with such termination the Company Termination Fee.

c) If (A) prior to the termination of the Merger Agreement any Acquisition Proposal is publicly proposed or disclosed or otherwise presented to GenTek by any person since the date of the Merger Agreement, (B) the Merger Agreement is terminated pursuant to any of paragraphs (c), (g) or (i) under “Termination” above, and (C) concurrently with or within nine months after such termination, GenTek enters into a definitive agreement with respect to or consummates a transaction with respect to any Acquisition Proposal with any such person or an affiliate thereof, then GenTek shall in advance of or concurrently with the execution of any such definitive agreement or the consummation of such transaction pay to Parent the Company Termination Fee.

d) If the Merger Agreement is terminated by GenTek pursuant to paragraph (b) under “Termination” above and GenTek has not otherwise breached the Merger Agreement, or by GenTek pursuant to paragraph (h) under “Termination” above, then Parent or its affiliates shall pay to GenTek within two business days following such termination, a fee of $12,000,000 in cash (the “Parent Termination Fee”).

e) If the Merger Agreement is terminated pursuant to paragraphs (i) or (g) under “Termination” above, then GenTek shall pay to Parent the Expense Reimbursement Fee.

Amendment.  The Merger Agreement may be amended by GenTek, Parent and the Purchaser by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided that, after approval of the Merger by GenTek’s stockholders, no amendment may be made which, by law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed by the parties thereto.

Specific Performance.  The parties have agreed irreparable damage would occur in the event that any provisions of the Merger Agreement were not performed by GenTek in accordance with their specific terms or were otherwise breached. Therefore, the parties have agreed that, prior to the termination of the Merger Agreement, Parent and the Purchaser will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to specifically enforce the terms and provisions of the Merger Agreement. Additionally, the parties agreed that GenTek will not be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement or to specifically enforce the terms and provisions of the Merger Agreement.

Limitation on GenTek Remedies.  The Merger Agreement also provides that the Parent Termination Fee shall, and is intended to be, the sole and exclusive direct or indirect remedy available to GenTek against the Purchaser, Parent and any of their affiliates in respect of any liabilities or obligations arising under or in connection with the Merger Agreement.

Internal Reorganization.  In connection with the consummation of the Offer, GenTek is required to take certain actions which are necessary to facilitate the financing as contemplated by the Debt Commitment Letter, including entering into agreements to effectuate an internal reorganization of the GenTek subsidiaries prior to the Acceptance Date (the “Internal Reorganization”). These actions include (i) certain intercompany transactions to make the subsidiary which owns all of the entities comprising the valve actuation systems business a direct subsidiary of GenTek and (ii) forming a new holding company as a subsidiary of GenTek (“New Holdco”) to own and operate the performance chemicals business. As a result of the Internal Reorganization, the subsidiaries of GenTek which own and operate the two business segments of GenTek will be separated. The borrower under the Facilities will be a subsidiary of New Holdco. As noted earlier, one of the conditions to the debt financing is that the valve actuation systems business of GenTek shall be owned by subsidiaries of GenTek that conduct no business other than the valve actuation systems business (for further details about the Debt Financing see Section 9 — “Source and Amount of Funds” — Debt Financing). Initially following the Merger, William E. Redmond Jr. will continue in his role as chief executive officer of both the performance chemicals and valve actuation systems businesses.

Other Agreements

The Tender and Support Agreement.  On September 28, 2009, Hawkeye Capital LLC, Richard A. Rubin, William E. Redmond Jr., Thomas Testa, Robert Novo, Vincent J. Opalewski and Doug Grierson (the “Principal Stockholders”) entered into a Tender and Support Agreement with Parent and the Purchaser.

Pursuant to the Tender and Support Agreement, each Principal Stockholder agrees, among other things (i) to tender all Shares they beneficially own in the Offer and (ii) to vote such shares (A) in favor of adopting the Merger Agreement and the transactions contemplated thereby and (B) against any proposal, action or contract that would reasonably be expected to result in (1) a breach of any covenant, representation, warranty or any other obligation or agreement of GenTek under the Merger Agreement, (2) certain of the conditions set forth in the Merger Agreement not being fulfilled or satisfied, (3) any action, agreement or transaction that would reasonably be expected to adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Offer, (4) any Acquisition Proposal or (5) any merger, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend, dissolution, liquidation, winding up of or by GenTek, or any other extraordinary transaction involving GenTek. Each Principal Stockholder also agrees not to (i) offer to transfer, transfer or consent to any transfer of any or all Shares they beneficially own without the prior written consent of Parent, (ii) enter into any contract with respect to any transfer of any such Shares or any interest therein, (iii) grant any proxy, power-of-attorney, right of first offer or refusal or other authorization or consent in or with respect to any such Shares, (iv) deposit any such Shares into a voting trust or enter into a voting agreement with respect to such Shares, (v) permit any liens to be created on any such Shares or (vi) take any other action that would make any representation or warranty of such Principal Stockholder contained in the Tender and Support Agreement incorrect in any material respect or restrict in any material respect the performance of such Principal Stockholder’s obligations thereunder or the transactions contemplated thereby.

With respect to any Principal Stockholder, the Tender and Support Agreement terminates upon the earliest of (i) the mutual written agreement of Parent and such Principal Stockholder, (ii) the Effective Time, (iii) the date of termination of the Merger Agreement and (iv) any withdrawal or modification of the Company Board Recommendation.

As of the date of this Offer to Purchase and based on the information provided by the stockholders subject to the Tender and Support Agreement, the Shares owned by the stockholders subject to the Tender and Support Agreement represent approximately 11.5% of GenTek’s outstanding Shares or 12.7% on a fully diluted basis assuming the exercise by the individuals party to the Tender and Support Agreement of all of their “in the money” options and warrants to acquire Shares.

The Employment Arrangements.  At the request of the Sponsors, and in conjunction with the execution of the Merger Agreement, William E. Redmond Jr. has entered into an employment agreement (the “Redmond Agreement”) and Vincent J. Opalewski has signed an offer letter (the “Opalewski Letter”), each with a subsidiary of GenTek, both of which are subject to and effective upon the closing of the Merger.

Pursuant to the Redmond Agreement, dated September 28, 2009, Mr. Redmond will serve as President and Chief Executive Officer of GenTek Technologies and as Chief Executive Officer of General Chemical Performance Products LLC (“General Chemical Performance Products”). The Opalewski Letter sets forth the principal terms of an employment agreement into which Mr. Opalewski and General Chemical Performance Products intend to enter. Pursuant to the Opalewski Letter, dated September 28, 2009, Mr. Opalewski would serve as President of General Chemical Performance Products. The term of the Redmond Agreement and the Opalewski Letter commence upon the Closing Date and are effective for an indefinite period.

Pursuant to the terms of the Redmond Agreement, Mr. Redmond will receive an annual base annual salary of $400,000 for his services to GenTek Technologies and a monthly fee of $15,000 for his services to General Chemical Performance Products. Beginning in fiscal year 2010, Mr. Redmond will be entitled to an annual target cash bonus. Mr. Redmond’s annual target cash bonus will be based in equal part upon GenTek Technologies’ EBITDA and free cash flow and will be targeted at 125% of annual base salary, with a range of between 0% and 175% of base salary.

Under the terms of the Redmond Agreement, Mr. Redmond will continue to be entitled to an annual target cash bonus for fiscal year 2009 in accordance with his current employment agreement. The amount of the bonus will be based on actual year-end financials in accordance with the GenTek, Inc. 2009 Short Term Incentive Plan.

Mr. Redmond will also receive, subject to his execution of a release, a one-time payment equal to three times his current annual base salary as set forth in his current employment agreement. Mr. Redmond may also receive a gross-up payment if he receives change in control benefits subject to the excise tax under Section 4999 of the Internal Revenue Code.

Pursuant to the Redmond Agreement, Mr. Redmond will be eligible to receive a grant of long-term incentive compensation pursuant to any equity plan established by GenTek Technologies. The Redmond Agreement further provides that the amount and the terms of any such equity awards will be consistent with Mr. Redmond’s title and position.

The Redmond Agreement provides that in the event Mr. Redmond’s employment is terminated by Mr. Redmond for “Good Reason” (as defined therein) or by GenTek Technologies “without Cause” (as defined therein) following the occurrence of an event constituting “Good Reason” (as defined therein) and, subject to his execution of a release of all claims, Mr. Redmond will be entitled to a lump sum payment equal to one times his annual base salary then in effect, plus continued medical and dental insurance coverage for a period of three years.

Under the terms of the Redmond Agreement, Mr. Redmond is required to purchase equity in both GenTek Technologies and General Chemical Performance Products in an amount equal to 20% of his pre-tax equity investment in GenTek that is liquidated in connection with the closing of the Merger.

The Redmond Agreement also includes non-solicitation, non-competition and confidentiality provisions.

Pursuant to the terms of the Opalewski Letter, if Mr. Opalewski and General Chemical Performance Products enter into the employment agreement contemplated in the letter, Mr. Opalewski would receive a base annual salary of $350,000. Beginning in fiscal year 2010, Mr. Opalewski would be entitled to an annual cash bonus. Mr. Opalewski’s annual cash bonus would be based in equal part upon General Chemical Performance Products EBITDA and free cash flow and would be targeted at 75% of annual base salary, with a range of between 0% and 175% of base salary.

Under the terms of the Opalewski Letter, Mr. Opalewski would continue to be entitled to an annual cash bonus for fiscal year 2009 in accordance with the GenTek 2009 Short Term Incentive Plan. The amount of the bonus would be based on actual year-end financials.

The Opalewski Letter provides for certain termination payments and benefits in the event Mr. Opalewski’s employment were terminated by General Chemical Performance Products other than for “Cause” (as defined therein). If Mr. Opalewski’s employment were terminated under such circumstances, subject to the execution of a release, Mr. Opalewski would be paid a lump sum payment equal to the sum of one times his annual base salary then in effect, plus continued medical and dental insurance coverage for a period of one year. However, if Mr. Opalewski’s employment were terminated by General Chemical Performance Products other than for Cause at any time following a “Change in Control” of General Chemical Performance Products (as defined in the employment agreement), subject to the execution of a release, Mr. Opalewski would be paid a lump sum payment equal to the sum of two times his annual base salary and one times his annual target cash bonus then in effect, plus continued medical and dental insurance coverage for a period of two years.

Pursuant to the Opalewski Letter, Mr. Opalewski would be required to purchase equity in General Chemical Performance Products in an amount equal to 50% of his after tax equity investment in GenTek that is liquidated in connection with the closing of the Merger (other than in respect of his Restricted Stock).

12.	Purpose of the Offer; Plans for GenTek.

Purpose of the Offer.  The purpose of the Offer is for the Purchaser to acquire control of, and the entire equity interest in, GenTek. The Offer, as the first step in the acquisition of GenTek, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in GenTek or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in GenTek. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of GenTek.

Short-form Merger.  The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer, the Top-Up Option or otherwise, the Purchaser directly or indirectly owns at least 90% of the Shares, Parent and the Purchaser anticipate to effect the Merger without prior notice to, or any action by, any other stockholder of GenTek if permitted to do so under the DGCL. Even if Parent and the Purchaser do not own at least 90% of the outstanding Shares following consummation of the Offer, Parent and the Purchaser could seek to purchase additional Shares in the open market, from GenTek or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for GenTek.  Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of GenTek will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of GenTek during the pendancy of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of GenTek’s business, operations, capitalization and management with a view to optimizing development of GenTek’s potential in conjunction with Parent’s existing business.

If we purchase Shares pursuant to the Offer, Parent intends to promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer (and for so long thereafter as Parent and its subsidiaries own more than 50% of the outstanding Shares) to designate for appointment or election to the GenTek Board a number of directors that is proportionate to the percentage of Shares then beneficially owned by Parent and its subsidiaries. GenTek is required to promptly cause Parent’s designees to be appointed or elected to GenTek’s Board, and to the extent necessary, increase the size of GenTek’s Board, obtain the resignation of certain directors or amend its bylaws as is necessary. GenTek is also required to cause individuals designated by Parent to have proportionate representation on (i) each committee of GenTek’s Board, subject to compliance with applicable law and Nasdaq rules, and (ii) each board of directors (or similar body) of each subsidiary of GenTek and each committee of each such board. The Merger Agreement also provides that in the event that Parent’s designees are elected or appointed to the GenTek Board, until the Effective Time, the GenTek Board shall have at least such number of directors as may be required by Nasdaq rules or the federal securities laws who are considered independent directors within the meaning of such rules and laws (but Parent’s designees will always constitute a majority of the GenTek Board following election or appointment).

Following the election or appointment of Parent’s designees to the GenTek Board and until the Effective Time of the Merger, the approval of a majority of the directors on the GenTek Board who were not designated by Parent and are not employees of GenTek will be required for approval of any amendment to the certificate of incorporation or bylaws of GenTek that adversely affects holders of Shares and certain actions relating to the Merger or pursuant to the Merger Agreement.

As part of its continued evaluation of the business and operations of GenTek, Parent is considering a number of proposals in connection with various businesses of GenTek, including possible asset dispositions following the Closing Date.

In addition, Parent is aware that GenTek is considering a number of proposals regarding various businesses, including possible asset dispositions. Additional information may be provided in GenTek’s Solicitation/Recommendation Statement and Schedule 14D-9 to be filed with the SEC and which will be mailed to GenTek’s Stockholders by GenTek.

Internal Reorganization.  In connection with the consummation of the Offer, GenTek is required to take certain actions which are necessary to facilitate the financing as contemplated by the Debt Commitment Letter, including entering into agreements to effectuate the Internal Reorganization. These actions include (i) certain intercompany transactions to make the subsidiary which owns all of the entities comprising the valve actuation systems business a direct subsidiary of GenTek and (ii) forming New Holdco, a subsidiary of GenTek, which owns and operates the performance chemicals business. As a result of the Internal Reorganization, the subsidiaries of GenTek which own and operate the two business segments of GenTek will be separated. The borrower under the Facilities will be a subsidiary of New Holdco. As noted earlier, one of the conditions to the debt financing is that the valve actuation systems business of GenTek shall be owned by subsidiaries of GenTek that conduct no business other than the valve actuation systems business (for further details about the Debt Financing see Section 9 — “Source and Amount of Funds” — Debt Financing). Initially following the Merger, William E. Redmond Jr. will continue in his role as chief executive officer of both the performance chemicals and valve actuation systems businesses.

Except as set forth in this Offer to Purchase, including as contemplated in Section 12 — “Purpose of the Offer, Plans for GenTek — Plans for GenTek”, Parent and the Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving GenTek or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of GenTek or any of its subsidiaries, (iii) any material change in GenTek’s capitalization or dividend policy or (iv) any other material change in GenTek’s corporate structure or business.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, GenTek has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, the Nasdaq Stock Market would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1 or (vi) (A) GenTek has stockholders’ equity of less than $2.5 million, (B) the market value of GenTek’s listed securities is less than $35 million over a 10 consecutive business day period and (C) GenTek’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of GenTek, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to GenTek, as of September 24, 2009, there were 10,196,370 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of GenTek to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by GenTek to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to GenTek, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of

Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of GenTek and persons holding “restricted securities” of GenTek to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause GenTek to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, GenTek will not, and will not allow its subsidiaries to, declare, set aside, make or pay any dividends on or make any distribution with respect to the capital Stock of GenTek or any subsidiary of GenTek.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, unless (i) the Minimum Condition shall have been satisfied; (ii) the HSR Condition shall have been satisfied; (iii) the Governmental Approval Condition shall have been satisfied; and (iv), at the then scheduled Expiration Date of the Offer, none of the following conditions shall exist:

(a) there shall be any statute, rule, decree, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a Government Entity to the Offer, the Merger or any other transaction contemplated by the Agreement, or any other action shall be taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act or similar waiting periods with respect to the Other Required Governmental Approvals, which in any such case (A) restrains or prohibits the making or consummation of the Offer or the consummation of the Merger or the performance of the other transactions contemplated by this Agreement or (B) prohibits or materially limits the ownership or operation by GenTek, Parent or any of their respective subsidiaries of any portion of any business or of any assets of GenTek, Parent or any of their respective subsidiaries;

(b) (i) the representations and warranties of GenTek contained in Section 3.2(a) (Subsidiaries), Section 3.4(a) (Authority), Section 3.10(a) (Absence of Certain Changes or Events), Section 3.23 (Opinion of Financial Advisor), Section 3.26 (Required Vote) and Section 3.27 (Brokers) of the Merger Agreement shall not be true and correct in all respects, in each case both when made and at and as of the Expiration Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of GenTek contained in Section 3.3 (Capitalization) of the Merger Agreement shall not be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Expiration Date, as if made at and as of such time and (iii) all other representations and warranties of GenTek set forth in the Merger Agreement shall not be true and correct both when made and at and as of the Expiration Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(c) GenTek shall have breached or failed, in any material respect, to perform or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement and such breach or failure shall not have been cured on or prior to the Expiration Date;

(d) since the date of the Merger Agreement, there shall have occurred a Company Material Adverse Effect;

(e) GenTek shall have failed to deliver to Parent a certificate executed on behalf of GenTek by the chief executive officer and chief financial officer of GenTek certifying that none of the conditions in clauses (b), (c) or (d) above have occurred;

(f) any of the Tender and Support Agreements is not in full force and effect, unless terminated in accordance with the terms of such Tender and Support Agreement;

(g) GenTek Holding, LLC has not entered into agreements or arrangements on terms acceptable to the Purchaser and Parent providing that, subject to and as promptly as possible following the receipt of funds by GenTek Holding, LLC pursuant to the Debt Financing, GenTek Holding, LLC will loan to the Purchaser, by no later than the date determined by the Purchaser, all or a portion of such funds in excess of the amount used to repay the existing indebtedness of GenTek, the specific amount of which shall be determined by the Purchaser, and which amount shall be paid in accordance with the direction of the Purchaser;

(h) GenTek and its subsidiaries have not entered into agreements or arrangements with the Purchaser on terms acceptable to the Purchaser and Parent providing for the loan to the Purchaser, by no later than the date determined by the Purchaser, all the cash and cash equivalents of GenTek and its subsidiaries on hand as of immediately prior to the Acceptance Date other than such amount of cash or cash equivalents as is required to be retained by GenTek or its subsidiaries pursuant to the Debt Commitment Letter, which funds shall be paid in accordance with the direction of the Purchaser;

(i) GenTek and its subsidiaries have not entered into agreements or arrangements providing for the Internal Reorganization steps required to be completed by GenTek prior to the scheduled Expiration Date (other than steps that Parent or the Purchaser has indicated in writing to the Company prior to the scheduled Expiration Date should not be undertaken);

(j) as of the Expiration Date, any of the conditions to the consummation of the Merger set forth in Article 6 of the Merger Agreement are unable to be satisfied by the Closing Date; or

(k) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions (i) are for the benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to such condition, (ii) other than the Minimum Condition, may be waived by Parent and the Purchaser, in whole or in part, at any time and from time to time, in their sole discretion, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and (iii) other than the Minimum Condition, shall be deemed met if such condition or requirement is so waived. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General.  We are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on our examination of publicly available information filed by GenTek with the SEC and other information concerning GenTek, we are not aware of any governmental license or regulatory permit that appears to be material to GenTek’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to GenTek’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by American Securities Partners V, L.P., as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. American Securities Partners V, L.P. filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 28, 2009. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on October 13, 2009, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by American Securities Partners V, L.P. with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with American Securities Partners V, L.P.’s consent. In practice, complying with a Second Request can take a significant period of time. Although GenTek is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither GenTek’s failure to make those filings nor a request for additional documents and information issued to GenTek from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of the Purchaser’s proposed acquisition of GenTek. At any time before or after the Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the US federal antitrust laws by substantially lessening competition in any line of commerce affecting US consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of the Purchaser, GenTek, or any of their respective subsidiaries or affiliates or requiring other conduct relief. US state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

Industrial Site Recovery Act Compliance.  The proposed transaction will trigger the New Jersey Industrial Site Recovery Act (“ISRA”), which requires the New Jersey Department of Environmental Protection to approve the transfer of ownership or control of certain industrial establishments. The closing of the Merger is conditioned on the Company obtaining the requisite approvals required under ISRA.

State Takeover Laws.  GenTek is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” GenTek has elected not to be governed by Section 203 of the DGCL and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in

Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

GenTek, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

17.	Appraisal Rights.

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer and who do not vote for adoption of the Merger Agreement will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Merger Consideration. Such rights to demand appraisal, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the Effective Time (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Unless the Court in its discretion determines otherwise for good cause shown, such interest shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as in effect from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price or the Merger Consideration.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder may withdraw his, her or its demand for appraisal by delivering to GenTek a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger within 60 days after the Effective Time of the Merger (or thereafter with the consent of the Surviving Corporation).

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18.	Fees and Expenses.

KeyBanc is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Parent and the Purchaser in connection with the proposed acquisition of GenTek, for which services KeyBanc will receive customary compensation. KeyBanc will be reimbursed for its reasonable fees and expenses, including the reasonable fees and disbursements of KeyBanc’s counsel, incurred in connection with KeyBanc’s engagement, and to indemnify KeyBanc, and certain related parties against specified liabilities, including liabilities under the federal securities laws. In the ordinary course of business, KeyBanc and its affiliates may actively trade or hold securities or loans of GenTek for their own accounts or for the accounts of customers and, accordingly, KeyBanc and/or its affiliates may at any time hold long or short positions in these securities or loans.

Parent and the Purchaser have retained MacKenzie Partners, Inc. to be the Information Agent and BNY Mellon Shareowner Services to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. GenTek is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC no later than 10 business days from the date of this Offer to Purchase on Schedule 14D-9, setting forth the recommendation of the GenTek Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning GenTek” above.

ASP GT Acquisition Corp.

September 29, 2009

SCHEDULE I

INFORMATION RELATING TO THE PURCHASER, PARENT AND CERTAIN RELATED PERSONS

1.	THE PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of the Purchaser are set forth below. The business address and phone number of each such director and executive officer is c/o American Securities LLC, The Chrysler Center, 666 Third Avenue, New York, New York 10017 USA, (212) 476-8000. All directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment

Matthew F. LeBaron Director and President	Mr. LeBaron is a Managing Director of AS and has been with AS since 1999. Mr. LeBaron currently serves on the board of directors of the following portfolio companies owned by funds managed by AS: Lakeside Energy LLC, United Central Industrial Supply Company, LLC., Oreck Corporation, Delphi Midstream Partners, LLC, Liberty Tire Recycling, LLC and Fibermark Holdings, LLC.
Scott Wolff Director, Vice President and Treasurer	Mr. Wolff is a Vice President of AS and originally joined AS in 2002. From 2004 to 2006, Mr. Wolff attended the Wharton School at the University of Pennsylvania where he received his MBA. Mr. Wolff currently serves on the board of directors of the following portfolio companies owned by funds managed by AS: MECS, Inc., Lakeside Energy LLC, ASP Westward, LP and Delphi Midstream Partners, LLC.
Eric L. Schondorf Vice President, Assistant Treasurer and Secretary	Mr. Schondorf has been the General Counsel of AS since 2005. Prior to joining AS, Mr. Schondorf was Of Counsel in the business, finance and restructuring department at Weil, Gotshal & Manges LLP for five years. Mr. Schondorf is currently a member of the New York State Bar Association.

2.	PARENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address and phone number of each such director and executive officer is c/o American Securities LLC, The Chrysler Center, 666 Third Avenue, New York, New York 10017 USA, (212) 476-8000. All directors and executive officers listed below are citizens of the United States.

Present Principal Occupation or
Name and Position	Employment and Employment History

Matthew F. LeBaron Director and President	See above.
Scott Wolff Director, Vice President and Treasurer	See above.
Eric L. Schondorf Vice President, Assistant Treasurer and Secretary	See above.

3.	AMERICAN SECURITIES PARTNERS V, L.P. AMERICAN SECURITIES PARTNERS V(B), L.P. AMERICAN SECURITIES PARTNERS V(C), L.P. AMERICAN SECURITIES ASSOCIATES V, LLC AMERICAN SECURITIES LLC

American Securities Associates V, LLC is a Delaware limited liability company and the general partner of each of American Securities Partners V, L.P., American Securities Partners V(B), L.P. and American Securities Partners V(C), L.P., each of which is a Delaware limited partnership.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the managing members of American Securities Associates V, LLC are set forth below. The business address and phone number of each such managing member is c/o American Securities LLC, The Chrysler Center, 666 Third Avenue, New York, New York 10017 USA, (212) 476-8000. All managing members listed below are citizens of the United States.

Present Principal Occupation or
Name and Position	Employment and Employment History

Charles D. Klein Managing Member	Mr. Klein has served as Managing Director of AS since its founding in 1994. Mr. Klein has also been a member of the New York State Bar Association and the New York Society of Security Analysts. Currently Mr. Klein serves as a managing member of a series of AS private equity funds managed by AS. In addition, Mr. Klein serves as a member of (i) the investment committee of the Sterling American Property series of real estate funds since 1993 and (ii) the board of Ametek Inc. (NYSE). In addition, Mr. Klein serves on the board of various non-profit organizations, including the Population Council and New York University School of Law.
Michael G. Fisch Managing Member	Mr. Fisch has been President of AS since its founding in 1994. Mr. Fisch is a managing member of AS and of the general partner of the associated American Securities Partners’ series of private equity funds. Mr. Fisch currently serves on the boards of numerous AS affiliated enterprises including the following portfolio companies: NEP, Inc., Oreck Corporation and Robertson Aviation, LLC. In addition, Mr. Fisch serves as a member of the investment committees of: (i) the Sterling American Property series of real estate funds; (ii) the ICV Partners series of private equity funds; (iii) the ACI Capital series of funds; and (iv) American Securities Opportunities Fund, L.P., a fund focusing on distressed debt investments. He also serves on the advisory board of Great Point Partners I, L.P.. In addition, Mr. Fisch serves as a Trustee or Board Member of the following organizations: (i) the Brick Presbyterian Church; (ii) the Princeton Theological Seminary; (iii) Human Rights Watch; and (iv) the Mount Sinai Department of Medicine.
David L. Horing Managing Member	Mr. Horing is a managing director of AS and has been with AS since 1995. Mr. Horing currently serves on the board of directors of the following portfolio companies owned by funds managed by AS: NEP, Inc., Oreck Corporation, Weasler Engineering, Inc., Healthy Directions, LLC, Liberty Tire Recycling, LLC and NEP, Inc.

American Securities LLC is a Delaware limited liability company. Michael G. Fisch serves as president and the sole executive officer. See above for more information regarding Mr. Fisch. The business address and phone number of American Securities LLC is The Chrysler Center, 666 Third Avenue, New York, New York 10017 USA, (212) 476-8000.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:
BNY Mellon Shareowner Services c/o Mellon Investor Services LLC Attn: Corporate Actions Department, 27th Floor P.O. Box 3301 South Hackensack, NJ 07606	BNY Mellon Shareowner Services c/o Mellon Investor Services LLC Attn: Corporate Actions Department, 27th Floor 480 Washington Boulevard Jersey City, NJ 07310

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or the Dealer Manager. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
(800) 322-2885 (Toll Free)
Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

KeyBanc Capital Markets Inc.
127 Public Square
Cleveland, OH 44114
Telephone: (800) 859-1783

KeyBanc Capital Markets is a trade name under which corporate and investment banking products and services of KeyCorp and its subsidiaries, KeyBanc Capital Markets Inc., Member NYSE/FINRA/SIPC, and KeyBank National Association, are marketed.